Exhibit 99(a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock
(Including the Associated Rights to Purchase Series A Junior Participating Preferred Stock)
and
All Outstanding Shares of Series A Convertible Participating Preferred Stock
of
Bioenvision, Inc.
at
$5.60 Net Per Share of Common Stock
and
$11.20 Net Per Share of Series A Convertible Participating Preferred Stock,
plus all accrued but unpaid dividends,
by
Wichita Bio Corporation
a wholly-owned subsidiary of
Genzyme Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:01 A.M.,
NEW YORK CITY TIME, ON JULY 2, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 29, 2007, among Genzyme Corporation, Wichita Bio Corporation, a direct wholly-owned subsidiary of Genzyme, and Bioenvision, Inc. The board of directors of Bioenvision has unanimously approved the Merger Agreement, the Offer and the Merger (each as defined herein); and unanimously recommends that the stockholders of Bioenvision accept the Offer and tender their shares of Bioenvision Common Stock, $0.001 par value per share, including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 17, 2004, between Bioenvision and American Stock Transfer & Trust Company as rights agent (the “Common Shares”), and shares of Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”), pursuant to the Offer.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration date (1) that number of Common Shares which, when added to any Common Shares owned by us and Genzyme, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants) and (2) 100% of the outstanding Preferred Shares, the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated if a filing is required under such Act, and certain required governmental approvals, waivers, consents or clearances having been obtained.

Questions and requests for assistance may be directed to Innisfree M&A Incorporated, the Information Agent for the Offer, or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Stockholders of Bioenvision may obtain additional copies of this Offer to Purchase, the Letter of Transmittal (the “Letter of Transmittal”), the Notice of Guaranteed Delivery or any other tender materials from the Information Agent and may also contact their brokers, dealers, banks, trust companies or other nominees for copies of these documents.

The Dealer Manager for the Offer is:

Banc of America Securities LLC

June 4, 2007

IMPORTANT

Any stockholder desiring to tender all or any portion of such stockholder’s Shares must:

1.                For Shares that are registered in such stockholder’s name and held as physical certificates:

•        complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•        have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•        mail or deliver the Letter of Transmittal, the certificates for such Shares and any other required documents to American Stock Transfer & Trust Company (the “Depositary”).

2.                For Shares that are registered in such stockholder’s name and held in book-entry form:

•        complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase);

•        if using the Letter of Transmittal, have such stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal;

•        deliver an Agent’s Message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary; and

•        transfer the Shares through book-entry transfer into the Depositary’s account.

3.                For Shares that are registered in the name of a broker, dealer, bank, trust company or other nominee:

•        contact such broker, dealer, bank, trust company or other nominee and request that such broker, dealer, bank, trust company or other nominee tender the Shares to us before the expiration of the Offer.

The Letter of Transmittal, the certificates for the Shares and any other required documents must reach the Depositary before the expiration of the Offer (currently scheduled for 12:01 a.m., New York time, on July 2, 2007, unless extended), unless the procedures for guaranteed delivery described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase are followed.

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SUMMARY TERM SHEET

Securities Sought:

All outstanding shares of common stock, par value $0.001 per share (including the associated rights to purchase Series A Junior Participating Preferred Stock) of Bioenvision, Inc. (the “Common Shares”) and all outstanding shares of Series A Convertible Participating Preferred Stock, par value $0.001 per share, of Bioenvision, Inc. (the “Preferred Shares” and, together with the Common Shares, the “Shares”)

Price Offered Per Common Share:	$5.60 per share in cash, without interest, less any applicable withholding taxes
Price Offered Per Preferred Share:	$11.20 per share in cash, plus all accrued but unpaid dividends, without interest, less any applicable withholding taxes
Scheduled Expiration of Offer:	12:01 a.m. New York City time on Monday, July 2, 2007
Purchaser:	Wichita Bio Corporation (“Wichita Bio”), a direct wholly-owned subsidiary of Genzyme Corporation (“Genzyme”)
Bioenvision Board Recommendation:	The board of directors of Bioenvision unanimously recommends that you accept the Offer and tender your Shares pursuant to the Offer

The following are some of the questions that you, as a stockholder of Bioenvision, may have and answers to those questions as well as references to where in this Offer to Purchase you might find additional information. We urge you to carefully read the remainder of this Offer to Purchase, the Letter of Transmittal and the other documents to which we have referred because the information in this summary term sheet is not complete. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

Who is offering to buy my Bioenvision Shares?

Our name is Wichita Bio Corporation. We are a direct wholly-owned subsidiary of Genzyme, a Massachusetts corporation. We are a Delaware corporation formed for the purpose of acquiring all of the outstanding Shares of Bioenvision, Inc. (“Bioenvision”). See the “Introduction” and Section 9 “Certain Information Concerning Genzyme and Wichita Bio” of this Offer to Purchase.

What are the classes and amounts of Bioenvision securities that you are offering to purchase in the Offer?

We are seeking to acquire all issued and outstanding Common Shares and Preferred Shares.

How much are you offering to pay?

We are offering to pay $5.60 per share, net to you, in cash, for each outstanding Common Share and $11.20 per share, plus all accrued but unpaid dividends, net to you, in cash, for each outstanding Preferred Share, in each case less any applicable withholding tax (such prices, or any higher prices per share as may be paid pursuant to the Offer, are referred to in this Offer to Purchase as the “Common Stock Offer Price” and the “Preferred Stock Offer Price”).

Will I have to pay any fees or commissions?

You are responsible for paying any fees or expenses you incur in tendering your Shares in the Offer. If you are the record owner of your Shares and you tender your Shares to the depositary for the Offer,

American Stock Transfer & Trust Company (the “Depositary”), you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. You may be required to pay transfer taxes under certain circumstances described in the Letter of Transmittal. See the “Introduction” of this Offer to Purchase.

Do you have the financial resources to make payment?

Genzyme, our parent company, will provide us with sufficient funds to purchase all of the outstanding Common Shares and Preferred Shares that are validly tendered and to pay our related fees and expenses. See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Is your financial condition relevant to my decision to tender in the Offer?

No. Our financial condition is not relevant to your decision to tender your Shares in the Offer because:

•       we have sufficient funds available through our parent company Genzyme to purchase all Shares validly tendered in the Offer;

•       the Offer is not subject to any financing condition;

•       the Offer is for all of the outstanding Common Shares and Preferred Shares of Bioenvision, and we will purchase such Shares solely for cash; and

•       if we consummate the Offer, we expect to acquire any remaining Shares for the same cash price through a second-step merger.

See Section 10 “Source and Amount of Funds” of this Offer to Purchase.

Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

If the Offer is completed and the other conditions to the merger are satisfied or waived, we will merge with and into Bioenvision (the “Merger”) upon the vote of Bioenvision’s stockholders, if required by law. If that merger takes place, Genzyme will own all of the Shares of Bioenvision and, subject to appraisal rights under applicable law, all Bioenvision stockholders who did not tender their Common Shares will receive the Common Stock Offer Price and all Bioenvision stockholders who did not tender their Preferred Shares will receive the Preferred Stock Offer Price. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer would have appraisal rights in connection with the merger under Delaware law if these rights are perfected. See the “Introduction” of this Offer to Purchase. See also Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision” of this Offer to Purchase for a description of the conditions to the merger and a summary of appraisal rights under Delaware law. For additional information regarding appraisal rights, you should review Annex II to this Offer to Purchase which contains Section 262 “Appraisal Rights” of the Delaware General Corporation Law.

What is the Top-Up Option and when could it be exercised?

Bioenvision has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Common Stock Offer Price up to a number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by us or Genzyme at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)). However, the Top-Up Option will not be exercisable for a number of shares of Common Stock in excess of the shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time we accept the Shares in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the shares of Common Stock will be directly or indirectly owned by us and Genzyme. We may exercise the Top-Up Option once at any time following the Expiration Date.

If I decide not to tender, how will the Offer affect my Shares?

If the second-step merger described above takes place, you will receive the same amount of cash per share that you would have received had you tendered your Shares in the Offer, subject to your right to pursue appraisal under Delaware law. Therefore, if the merger takes place and you do not perfect your appraisal rights, the only difference between tendering your Shares and not tendering your Shares in the Offer is that you will be paid earlier if you tender your Shares. However, if the Merger does not take place, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there may no longer be an active public trading market (or, possibly, any public trading market) for the Shares. Also, the Shares may no longer be eligible to be traded on The Nasdaq Global Market or any other securities exchange, and Bioenvision may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise cease being required to comply with the SEC’s rules relating to publicly held companies. See Section 7 “Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations” and Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision” of this Offer to Purchase.

How long do I have to tender in the Offer?

You will have until 12:01 a.m., New York City time, on Monday, July 2, 2007, to tender your Shares in the Offer, unless we extend the expiration date of the Offer. If you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described in Section 1 “Terms of the Offer” and Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Can the Offer be extended?

If the conditions of the Offer have not been satisfied or waived and the agreement and plan of merger among us, Genzyme and Bioenvision, dated May 29, 2007 (the “Merger Agreement”) has not been terminated, we may extend the Offer for up to 10 business days after the initial expiration date of the Offer. In addition, we may choose to extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff applicable to the Offer. We may also to extend the Offer for an additional period of three to 20 business days beginning after we have purchased Shares tendered during the Offer as a “subsequent offering period” in accordance with Rule 14d-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

Bioenvision may also require us to extend the Offer for one extension period of up to ten business days.

See Section 1 “Terms of the Offer” of this Offer to Purchase.

How will I be notified if the Offer is extended?

If we extend the Offer or provide a subsequent offering period, we will inform the Depositary of that fact, and will make a public announcement of the extension or subsequent offering period no later than 9:00 a.m., New York City time, on the next business day following the scheduled expiration date of the Offer (including any extension of the Offer). See Section 1 “Terms of the Offer” of this Offer to Purchase.

What are the most significant conditions to the Offer?

We would not be obligated to purchase any Shares if:

•       there has not been validly tendered and not withdrawn prior to the Expiration Date (1) that number of Common Shares which, when added to any Common Shares owned by us and Genzyme, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants to purchase Shares) and (2) 100% of the outstanding Preferred Shares, which conditions we refer to together as the “Minimum Tender Condition;”

•       any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, has not expired or otherwise been terminated, if a filing is required under such Act; or

•       with limited exceptions, any applicable approvals, waivers, consents or clearances required from any governmental authority in order to permit the acceptance for payment of Shares tendered pursuant to the Offer have not been obtained.

The Offer is also subject to a number of other conditions. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

How do I tender my Shares?

If your Shares are registered in your name and are held as physical certificates, you must:

•       complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•       have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal; and

•       mail or deliver the Letter of Transmittal, the certificates for your Shares and any other documents required by the Letter of Transmittal to the Depositary.

If your Shares are registered in your name and are held in book-entry form, you must:

•       complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal or prepare an agent’s message;

•       if using the Letter of Transmittal, have your signature on the Letter of Transmittal guaranteed if required by the instructions to the Letter of Transmittal;

•       deliver an agent’s message or the Letter of Transmittal, together with any other documents required by the Letter of Transmittal to the Depositary; and

•       transfer your Shares through book-entry transfer into the account of the Depositary.

If your Shares are held in street name (i.e., through a broker, dealer, bank, trust company or nominee), you must contact your broker, dealer, bank, trust company or other nominee and request that your Shares be tendered in the Offer.

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For additional information on the procedures for tendering your Shares, see Section 2 “Procedures for Tendering Shares” of this Offer to Purchase.

Until what time can I withdraw previously tendered Shares?

You can withdraw Shares at any time until the Offer has expired. Also, if we have not accepted and paid for your Shares by August 3, 2007, you can withdraw Shares at any time thereafter until we do accept your Shares for payment. You will not have the right to withdraw Shares tendered during any subsequent offering period, if we elect to provide one. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

Can holders of stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock option plan, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Bioenvision—Stock Options” of this Offer to Purchase.

Can holders of warrants participate in the tender offer?

The Offer is only for Shares and not for warrants to purchase Shares. If you hold vested but unexercised warrants and you wish to participate in the Offer, you must exercise your warrants in accordance with the terms of the applicable warrant agreement, and tender the Shares received upon the exercise in accordance with the terms of the Offer. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Bioenvision—Warrants” of this Offer to Purchase.

How do I withdraw previously tendered Shares?

You or your nominee must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 1 “Terms of the Offer” and Section 3 “Withdrawal Rights” of this Offer to Purchase.

When and how will I be paid for my tendered Shares?

Unless the Offer is extended in accordance with the Merger Agreement, within one business day after the later of: (1) the earliest date as of which we are permitted to accept for payment Shares tendered pursuant to the Offer and (2) the earliest date on which the conditions to the Offer have been satisfied or waived, we will accept for payment all validly tendered and not validly withdrawn Shares. Promptly after the acceptance for payment of Shares tendered pursuant to the Offer, we will pay for these Shares. If there is a subsequent offering period, we would pay for all validly tendered Shares promptly after they are tendered. See Section 4 “Acceptance for Payment and Payment” of this Offer to Purchase.

What does the board of directors of Bioenvision think of the Offer?

The board of directors of Bioenvision has unanimously recommended that stockholders accept the Offer and tender their Shares pursuant to the Offer. At a meeting held on May 28, 2007, the board of directors of Bioenvision, by unanimous vote, (1) approved the Merger Agreement that we, Genzyme and Bioenvision entered into on May 29, 2007 and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) that the stockholders accept the Offer, tender their Shares to us pursuant to the Offer, and approve and adopt the Merger Agreement and each of the transactions contemplated thereby. See the “Introduction” to this Offer to Purchase.

Have any Bioenvision stockholders agreed to tender their Shares?

Yes. We and Genzyme have entered into Tender and Voting Agreements with the following officers, directors and stockholders of Bioenvision: Christopher Wood, Ian Abercrombie, Joseph Cooper, Kristen Dunker, Steven Elms, Hugh Griffith, Michael Kauffman, David Luci, Thomas Scott Nelson, Andrew Schiff, James Scibetta, Robert Sterling and Perseus-Soros BioPharmaceutical Fund, L.P. These agreements provide, among other things, that these persons will irrevocably tender their Shares in the Offer. Each stockholder’s Shares may only be withdrawn from the Offer if each applicable Tender and Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. As of May 29, 2007, this group held 6,099,114 Common Shares, options to purchase 5,058,575 Common Shares, warrants to purchase 75,009 Common Shares and 2,250,000 Preferred Shares. See Section 12 “The Purpose of the Offer; the Merger Agreement; Plans for Bioenvision—Tender and Voting Agreements” of this Offer to Purchase.

What is the market value of my Shares as of a recent date?

On May 25, 2007, the last trading day before Genzyme and Bioenvision publicly announced that they had signed the merger agreement, the last sale price of the Common Shares reported on The Nasdaq Global Market was $5.25 per share. On June 1, 2007, the last trading day before we commenced the Offer, the last sale price of the Common Shares was $5.69 per share. We advise you to obtain a recent quotation for Shares of Bioenvision in deciding whether to tender your Shares. See Section 6 “Price Range of the Shares; Dividends on the Shares” of this Offer to Purchase.

What are the United States federal income tax consequences of tendering Shares?

The receipt of cash for Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. In general, a stockholder who sells Shares pursuant to the Offer will recognize gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares sold pursuant to the Offer. See Section 5 “Certain U.S. Federal Income Tax Consequences.”

To whom can I talk if I have questions about the tender offer?

Stockholders can call Innisfree M&A Incorporated (“Innisfree”) toll-free at (888) 750-5834 (from the U.S. and Canada) or at (412) 232-3651 (from outside the U.S. and Canada). Banks and Brokers can call Innisfree collect at (212) 750-5833. Innisfree is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

To: All Holders of Common Stock and Series A Convertible Participating Preferred Stock of Bioenvision, Inc.

INTRODUCTION

Wichita Bio Corporation, a Delaware corporation (“Wichita Bio”) and direct wholly-owned subsidiary of Genzyme Corporation, a Massachusetts corporation (“Genzyme”), hereby offers to purchase all of the outstanding shares of Common Stock, $0.001 par value per share (“Common Stock”), including all rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, dated as of November 17, 2004, between Bioenvision, Inc. and American Stock Transfer & Trust Company as rights agent (the “Common Shares”), and shares of Series A Convertible Participating Preferred Stock, $0.001 par value per share (the “Preferred Shares” and, together with the Common Shares, the “Shares”), of Bioenvision, Inc., a Delaware corporation (“Bioenvision”), at a price of $5.60 per share, net to you, in cash, for each outstanding Common Share and $11.20 per share, plus all accrued but unpaid dividends, net to you, in cash, for each outstanding Preferred Share, in each case less any applicable withholding tax (such prices, or any higher prices per share as may be paid pursuant to the Offer, are referred to in this Offer to Purchase as the “Common Stock Offer Price” and the “Preferred Stock Offer Price”) upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”).

We are a Delaware corporation newly formed in connection with the Offer and the transactions contemplated by the Merger Agreement (as hereinafter defined). Genzyme is a publicly held, global biotechnology company whose shares are traded on The Nasdaq Global Select Market under the symbol “GENZ.”  For additional information about us and Genzyme, see Section 9 “Certain Information Concerning Genzyme and Wichita Bio.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through banks, brokers or other nominees should check with such institutions as to whether they charge any service fees. We will pay all fees and expenses of American Stock Transfer & Trust Company, which is acting as the Depositary (the “Depositary”), Innisfree M&A Incorporated, which is acting as the Information Agent (the “Information Agent”) and Banc of America Securities LLC, which is acting as the Dealer Manager (the “Dealer Manager”), incurred in connection with the Offer. See Section 16 “Fees and Expenses” of this Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of May 29, 2007 (the “Merger Agreement”), among Genzyme, Wichita Bio and Bioenvision, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, we will be merged with and into Bioenvision, with the surviving entity, Bioenvision, becoming a direct wholly-owned subsidiary of Genzyme (the “Merger”). In the Merger, each outstanding Common Share (other than Common Shares owned by us, Genzyme, any wholly-owned subsidiary of Genzyme or Bioenvision or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Common Stock Offer Price in cash, without interest thereon. Each outstanding Preferred Share (other than Preferred Shares owned by us, Genzyme, any wholly-owned subsidiary of Genzyme or Bioenvision or by stockholders, if any, who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Preferred Stock Offer Price in cash, without interest thereon. Stockholders who exercise appraisal rights under Delaware law will receive a judicially determined fair value for their Shares, which value could be more or less than the consideration to be paid in the Merger.

The Merger Agreement is more fully described in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision” of this Offer to Purchase.

At a meeting held on May 28, 2007, the board of directors of Bioenvision, by a unanimous vote, (1) approved the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, and (2) determined that the Merger Agreement, the Offer and the Merger are advisable and in the best interests of the stockholders of Bioenvision. The board of directors of Bioenvision also unanimously recommended that the stockholders accept the Offer, tender their Shares to us pursuant to the Offer, and approve and adopt the Merger Agreement and each of the transactions contemplated thereby. The factors considered by the board of directors of Bioenvision in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of Bioenvision accept the Offer and tender their Shares pursuant to the Offer are described in Bioenvision’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of Bioenvision.

The Offer is conditioned upon, among other things, (a) there being validly tendered and not withdrawn prior to the Expiration Date (as defined in Section 1) (1) that number of Common Shares which, when added to any Common Shares owned by us and Genzyme, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants to purchase Shares) and (2) 100% of the outstanding Preferred Shares, which conditions we refer to together as the “Minimum Tender Condition;” (b) if a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the applicable waiting period having expired or otherwise been terminated; or (c) with limited exceptions, any applicable approvals, waivers, consents or clearances required from any governmental authority in order to permit the acceptance for payment of Shares tendered pursuant to the Offer having been obtained. The Offer is also subject to certain other conditions. We may waive any of these conditions in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. See Section 14 “Certain Conditions of the Offer.”

Consummation of the Merger is subject to a number of conditions, including (a) adoption by the stockholders of Bioenvision of the Merger Agreement, if such adoption is required under Bioenvision’s certificate of incorporation or applicable law and (b) absence of any injunction issued and continuing or law that prohibits the consummation of the Merger. In the event we acquire 90% or more of the outstanding Shares pursuant to the Offer or otherwise, we will be able to merge with and into Bioenvision pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”), without prior notice to, or any action by, any other stockholder of Bioenvision. In addition, in order to facilitate a short-form merger following the completion of the Offer, Bioenvision has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Common Stock Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by us or Genzyme at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)). However, the Top-Up Option will not be exercisable for a number of shares of Common Stock in excess of the shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time we accept the Shares in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the shares of Common Stock will be directly or indirectly owned by us and Genzyme. We may exercise the Top-Up Option once at any time following the Expiration Date. See Section 12 “Purpose of the Offer; the

Merger Agreement; Plans for Bioenvision—The Merger Agreement,” “—Vote Required To Approve Merger” and “—‘Short-Form’ Merger Procedure.”

Bioenvision has informed us that, as of June 1, 2007, (1) 55,035,740 shares of Common Stock were issued (and not held by Bioenvision as treasury shares) and outstanding, (2) 5,973,000 shares of Common Stock were issuable upon the exercise of outstanding options, (3) 782,482 shares of Common Stock were issuable upon exercise of outstanding warrants and (4) 2,250,000 Preferred Shares were issued and outstanding. Based upon the foregoing and assuming that all options and warrants will vest on or before July 2, 2007, the Minimum Tender Condition would be satisfied if at least 30,895,612 Common Shares are validly tendered and not validly withdrawn prior to the Expiration Date. The actual number of Common Shares required to be tendered to satisfy the Minimum Tender Condition will depend upon the actual number of options and warrants that are “in-the-money,” vested outstanding at the time of the expiration of the Offer. If the Minimum Tender Condition is satisfied, and we accept for payment Shares tendered pursuant to the Offer, Genzyme may request Bioenvision to use its reasonable efforts to take all actions necessary to elect at least a majority of the members of Bioenvision’s board of directors and would have sufficient voting power to effect the Merger without the affirmative vote of any other stockholder of Bioenvision. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision.”

We and Genzyme have entered into Tender and Voting Agreements with the following officers, directors and stockholders of Bioenvision: Christopher Wood, Ian Abercrombie, Joseph Cooper, Kristen Dunker, Steven Elms, Hugh Griffith, Michael Kauffman, David Luci, Thomas Scott Nelson, Andrew Schiff, James Scibetta, Robert Sterling and Perseus-Soros BioPharmaceutical Fund, L.P. These agreements provide, among other things, that these persons will irrevocably tender their Shares in the Offer. Each stockholder’s Shares may only be withdrawn from the Offer if each applicable Tender and Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. As of May 29, 2007, this group held 6,099,114 Common Shares, options to purchase 5,058,575 Common Shares, warrants to purchase 75,009 Common Shares and 2,250,000 Preferred Shares, totaling approximately 18% of the issued and outstanding Common Shares (assuming exercise of all of the above stockholders’ options and warrants and conversion of the Preferred Shares) and 100% of the outstanding Preferred Shares.

The Offer is made only for Shares and is not made for any stock options or warrants to acquire Shares. Holders of unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Holders of unexercised warrants to purchase Shares may exercise such warrants in accordance with the terms of the applicable warrant agreement and tender some or all of the Shares issued upon such exercise. See Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision—Stock Options” and “—Warrants.” The tax consequences to holders of options and warrants of exercising those securities are not described under Section 5 “Material U.S. Federal Income Tax Consequences” of this Offer to Purchase.

Certain U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the conversion of Shares pursuant to the Merger are described in Section 5 “Certain U.S. Federal Income Tax Consequences” of this Offer to Purchase.

This Offer to Purchase and the related Letter of Transmittal contain important information and you should read them carefully and in their entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.                 Terms of the Offer

Upon the terms and subject to the conditions of the Offer, we will accept for payment and pay $5.60 per Common Share and $11.20, plus all accrued but unpaid dividends, per Preferred Share, in each case, net to the seller in cash, without interest thereon, for all such Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn in accordance with Section 3. The term “Expiration Date” means 12:01 a.m., New York City time, on July 2, 2007, unless and until we have extended the period of time during which the Offer is open in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended, expires.

We may, without the consent of Bioenvision, extend the Offer for one or more periods and thereby delay acceptance for payment of, and the payment for, any Shares, by giving oral or written notice of such extension to the Depositary and making a public announcement no later than 9:00 a.m., New York City time, on the next business day following the scheduled Expiration Date if any of the conditions to our obligation to purchase Shares are not satisfied or waived as of the Expiration Date. However, subject to any extensions required by the SEC, in no event shall any such extension (or re-extension) extend past the date that is ten business days after the initial expiration date of the Offer. Bioenvision may also require us to extend the Offer for one extension period of up to ten business days.

If, at the Expiration Date of the Offer, all of the conditions to the Offer have been satisfied or waived, we may elect to provide a “subsequent offering period” of three to 20 business days in accordance with Rule 14d-11 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). A subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer and receive the same per share amount paid in the Offer. During a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. We cannot elect to provide a subsequent offering period unless we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin the subsequent offering period. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so in our sole discretion.

Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

Subject to the next sentence, we may, at any time and from time to time, waive any condition to the Offer, by giving oral or written notice of such waiver to the Depositary. Without the prior written consent of Bioenvision, we will not:

•       reduce the Common Stock Offer Price or Preferred Stock Offer Price to be paid pursuant to the Offer;

•       change the form of consideration payable in the Offer;

•       decrease the number of Shares sought to be purchased by us pursuant to the Offer;

•       impose additional conditions to the Offer; or

•       extend the Offer beyond a date that is 21 business days after commencement of the Offer or the last extension, if any, other than as described in this Section 1.

If by 12:01 a.m., New York City time, on the Expiration Date, any or all of the conditions to the Offer have not been satisfied or waived, subject to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, we may:

•       terminate the Offer and not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•       waive all the unsatisfied conditions and accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not theretofore validly withdrawn;

•       except as set forth above, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is extended; or

•       except as set forth above, amend the Offer.

Any extension, waiver, amendment or termination will be followed as promptly as practicable by public announcement thereof consistent with the requirements of the SEC. An announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of Shares), we will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the PR Newswire. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

If we make a material change in the terms of the Offer or the information concerning the Offer or waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or information concerning such offer, other than a change in price or a change in the percentage of securities sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of securities sought, a minimum period of 10 business days is generally required to allow for adequate dissemination to stockholders.

As described above, we may, subject to certain conditions, elect to provide a subsequent offering period. In the event we elect to provide a subsequent offering period, we will announce and begin the subsequent offering period in the notice announcing the results of the Offer that is issued no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Bioenvision has provided us with Bioenvision’s stockholder lists and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.                 Procedures for Tendering Shares

Valid Tender.   A stockholder must follow one of the following procedures to validly tender Shares pursuant to the Offer:

•       for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal properly completed and duly executed, any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date;

•       for Shares held in book-entry form, either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message (as defined below), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and such Shares must be delivered pursuant to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case prior to the Expiration Date; or

•       the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” prior to the Expiration Date.

The valid tender of Shares pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined below), is at the election and risk of the tendering stockholder. Shares and other required materials will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer.   The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant of the Book-Entry Transfer Facility’s system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date for a valid tender of Shares by book-entry. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as a “Book-Entry Confirmation.”  Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that we may enforce such agreement against the participant.

Signature Guarantees.   No signature guarantee is required on the Letter of Transmittal if (1) the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 2, includes any participant in the Book-Entry Transfer Facility’s system whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (2) such Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (such participant, an “Eligible Institution”). In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery.   If a stockholder desires to tender Shares pursuant to the Offer and such stockholder’s certificates for Shares are not immediately available or the book-entry transfer procedures cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such stockholder’s tender may be effected if all the following conditions are met:

•       such tender is made by or through an Eligible Institution;

•       a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date; and

•       either (1) the certificates for tendered Shares together with a Letter of Transmittal, properly completed and duly executed, any required signature guarantees and any other required documents are received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase within three trading days after the date of execution of such Notice of Guaranteed Delivery or (2) in the case of a book-entry transfer effected pursuant to the book-entry transfer procedures described above under “Book-Entry Transfer,” either a Letter of Transmittal, properly completed and duly executed, any required signature guarantees, or an Agent’s Message, and any other required documents, are received by the Depositary at one of such addresses, such Shares are delivered pursuant to the book-entry transfer procedures above and a Book-Entry Confirmation is received by the Depositary, in each case within three trading days after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which the Nasdaq Global Market (“Nasdaq”) is open for business.

The Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Appointment as Proxy.   By executing a Letter of Transmittal (or, in the case of a book-entry transfer, by delivery of an Agent’s Message, in lieu of a Letter of Transmittal), a tendering stockholder will irrevocably appoint our designees as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after May 29, 2007. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be effective). Our designees will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights in respect of any annual, special or adjourned meeting of Bioenvision’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we must be able to exercise full voting, consent and other rights with respect to such Shares and other securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Bioenvision stockholders.

Determination of Validity.   All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any or all tenders determined by us not to be in proper form or the acceptance for payment of or payment for which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. Neither we nor any of Genzyme, Bioenvision, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto and any other related documents thereto) will be final and binding.

Backup Withholding.   In order to avoid “backup withholding” at a rate of 28% of U.S. federal income tax on payments of cash pursuant to the Offer, a stockholder surrendering Shares in the Offer must, unless an exemption applies, provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) on a Substitute Form W-9, certify under penalties of perjury that such TIN is correct and provide certain other certifications. If a stockholder does not provide such stockholder’s correct TIN or fails to provide the required certifications, the Internal Revenue Service (the “IRS”) may impose a penalty on such stockholder, and payment of cash to such stockholder pursuant to the Offer may be subject to backup withholding of 28%. All stockholders surrendering Shares pursuant to the Offer should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal to provide the information and certification necessary to avoid backup withholding (unless an applicable exemption exists and is proved in a manner satisfactory to us and the Depositary). Certain stockholders (including, among others, all corporations and certain foreign individuals and entities) are not subject to backup withholding. Foreign stockholders should complete and sign an appropriate Form W-8 (instead of a Form W-9) in order to avoid backup withholding. The various IRS Forms W-8 may be obtained from the Depositary. See Instruction 9 to the Letter of Transmittal.

3.                 Withdrawal Rights

Except as otherwise provided in this Section 3, tenders of Shares are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth below at any time prior to the Expiration Date and, unless theretofore accepted and paid for pursuant to the Offer, at any time after August 3, 2007. In the event we provide a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares tendered in the Offer and accepted for payment.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the book-entry transfer procedures described in Section 2, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares validly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by again following one of the procedures described in Section 2 at any time prior to the Expiration Date.

We will determine in our sole discretion all questions as to the form and validity (including time of receipt) of any notice of withdrawal, which determination will be final and binding. Neither we nor any of Genzyme, Bioenvision, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method of delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

4.                 Acceptance for Payment and Payment

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn in accordance with Section 3 promptly after the Expiration Date. If we provide a subsequent offering period, we will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. Subject to the Merger Agreement, we expressly reserve the right, in our sole discretion, to delay acceptance for payment of or payment for Shares, or if other conditions to our obligations described in Section 14 “Certain Conditions of the Offer” are not satisfied. Any such delays will be effected in compliance with Rule 14e-1(c) under the Exchange Act (relating to a bidder’s obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder’s offer). If we are delayed in our acceptance for payment of or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer, then, without prejudice to our rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Depositary may, nevertheless, on our behalf, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 3 “Withdrawal Rights” of this Offer to Purchase.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) the certificates for such Shares, together with a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or (2) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, a Book-Entry Confirmation and either a Letter of Transmittal, properly completed and duly executed, and any required signature guarantees, or an Agent’s Message, and (3) any other documents required by the Letter of Transmittal.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to us and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering stockholders for the purpose of receiving payment and transmitting payment to tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for such Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, as promptly as practicable after the expiration or termination of the Offer, the certificates for such Shares will be returned (and, if certificates are submitted for more Shares than are tendered, new certificates for the Shares not tendered will be sent) in each case without expense to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described in Section 2 “Procedures for Tendering Shares” of this Offer to Purchase, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility).

We reserve the right to transfer or assign, in whole or from time to time in part, to Genzyme, or to one or more direct or indirect wholly-owned subsidiaries of Genzyme, the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

5.                 Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences relevant to a stockholder whose Shares are (1) tendered and purchased for cash pursuant to the Offer or (2) converted to cash in the Merger. This discussion is for general information only and does not purport to consider all aspects of United States federal income taxation that may be relevant to stockholders. The summary is based on the current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations issued thereunder, judicial decisions and administrative rulings, all of which are subject to change, possibly with retroactive effect. The tax consequences to any particular stockholder may differ depending on that stockholder’s own circumstances and tax position. For example, the following general summary may not be applicable with respect to Shares received pursuant to the exercise of employee stock options or otherwise as compensation or with respect to holders of Shares who are subject to special tax treatment under the Code such as life insurance companies, tax-exempt organizations, financial institutions, S corporations, partnerships and other pass-through entities, trusts, shareholders liable for the alternative minimum tax, dealers in securities or currencies, traders who elect to apply a mark-to-market method of accounting, U.S. expatriates and persons who are holding Shares as part of a straddle, conversion, constructive sale, hedge or hedging or other integrated transaction. This discussion is also not applicable to Shares held by partnerships (or other entities or arrangements that are classified as partnerships for U.S. federal income tax purposes). If a partnership holds Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partnership or a partner in a partnership holding Shares, you should consult your tax advisors. This discussion assumes that the Shares are held as “capital assets” within the meaning of Section 1221 of the Code. This discussion does not address estate or gift tax or the consequences of the transactions described herein under the tax laws of any state, local or foreign jurisdiction. Stockholders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger.

To comply with IRS Circular 230, you are hereby notified that: (a) any discussion of federal tax issues contained or referred to herein is not intended or written to be used, and cannot be used by you, for the purposes of avoiding penalties that may be imposed on you under the Code; (b) such discussion is written to support the promotion or marketing of the Offer and the Merger addressed by the written advice herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

U.S. Stockholders.   The following is applicable to stockholders that are United States persons for U.S. federal income tax purposes (“U.S. Stockholders”). U.S. Stockholders include stockholders that are citizens or residents of the United States, corporations, partnerships or other entities created or organized under the laws of the United States or any political subdivision thereof, certain trusts whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have authority to control all of its substantial decisions or which has elected to be treated as a United States person, and estates that are subject to United States federal income taxation regardless of the source of their income.

The receipt of cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes.

Generally, for U.S. federal income tax purposes, a tendering stockholder or a stockholder who receives cash in exchange for Shares in the Merger will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer or Merger and the adjusted tax basis in the Shares tendered by the stockholder and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Gain or loss will be calculated separately for each block of Shares tendered and purchased pursuant to the Offer or converted into cash in the Merger, as the case may be. Any gain or loss recognized by such stockholder will be capital gain or loss. Any capital gain or loss will be long-term capital gain or loss if such stockholder’s holding period for the Shares exceeds one year. In the case of non-corporate stockholders, long-term capital gains are currently eligible for reduced rates of taxation. The ability to use capital losses to offset ordinary income is limited.

Non-U.S. Stockholders.   The following is applicable to stockholders that are not U.S. Stockholders (such stockholders, “Non-U.S. Stockholders”).

Any gain realized on the receipt of cash in pursuant to the Offer or the Merger by a Non-U.S. Stockholder generally will not be subject to United States federal income tax unless:

•       the gain is effectively connected with a trade or business of the Non-U.S. Stockholder in the United States (or, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Stockholder); or

•       in the case of a non-resident alien, the individual is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met.

An individual Non-U.S. Stockholder described in the first bullet point above generally will be subject to United States federal income tax on the net gain derived from the Offer or the Merger under regular graduated U.S. federal income tax rates. If a Non-U.S. Stockholder that is a foreign corporation falls under the first bullet point above, it generally will be subject to tax on its net gain in the same manner as if it were a U.S. person as defined under the Code and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected income (or at such lower rate as may be specified by an applicable income tax treaty). An individual Non-U.S. Stockholder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the Offer or the Merger, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Backup Withholding.   A stockholder (other than certain exempt stockholders including, among others, all corporations) that tenders Shares may be subject to a 28% backup withholding tax, unless the stockholder provides its TIN and certifies that such number is correct, provides certain other certifications, and otherwise complies with the applicable requirements of the backup withholding rules. A stockholder that does not furnish a required TIN or that does not otherwise establish a basis for an exemption from backup withholding may also be subject to a penalty imposed by the IRS. See “Backup Withholding” under Section 2. Each U.S. stockholder should complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding. Non-U.S. stockholders should complete the appropriate Form W-8. See Instruction 9 to the Letter of Transmittal.

If backup withholding applies to a stockholder, the Depositary is required to withhold 28% from payments to such stockholder and the IRS may impose a penalty on such stockholder. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided that the required information is given to the IRS. If backup withholding results in an overpayment of tax, a refund can be obtained by the stockholder by filing a U.S. federal income tax return.

6.                 Price Range of the Shares; Dividends on the Shares

The Common Shares are listed on Nasdaq under the symbol “BIVN.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Common Share as reported on Nasdaq:

	High	Low
Fiscal Year Ended June 30, 2005:
First Quarter	$9.24	$5.90
Second quarter	11.74	6.86
Third Quarter	9.18	5.17
Fourth Quarter	7.50	5.30
Fiscal Year Ended June 30, 2006:
First Quarter	$9.18	$6.60
Second Quarter	8.22	5.42
Third Quarter	8.95	6.35
Fourth Quarter	7.55	4.76
Fiscal Year Ending June 30, 2007:
First Quarter	$6.41	$4.08
Second Quarter	6.11	4.30
Third Quarter	5.24	3.91
Fourth Quarter (through June 1, 2007)	5.99	3.23

On May 25, 2007, the last full trading day before the public announcement of the execution of the Merger Agreement, the last reported sales price on Nasdaq for the Common Shares was $5.25 per share. On June 1, 2007, the last full trading day before commencement of the Offer, the last reported sales price on Nasdaq for the Common Shares was $5.69 per share. Stockholders are urged to obtain current market quotations for the Common Shares.

There is no public trading market for the Preferred Shares.

According to its Annual Report on Form 10-K for the year ended June 30, 2006 filed with the SEC, Bioenvision historically has not declared or paid any cash dividends on the Common Shares and it does not intend to declare or pay any cash dividends on the Common Shares in the foreseeable future. However, it is required to accrue for and pay a dividend of 5%, subject to certain adjustments, on the Preferred Shares. Under the Merger Agreement, Bioenvision is not permitted to declare or pay dividends with respect to the Common Shares without the prior written consent of Genzyme, and the Preferred Share Offer Price includes payment of accrued but unpaid dividends.

7.                 Possible Effects of the Offer on the Market for the Shares; Share Quotation; Exchange Act Registration; Margin Regulations

Market for the Shares.   The purchase of Common Shares pursuant to the Offer will reduce the number of holders of Common Shares and the number of Common Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Common Shares held by the public. There is no public trading market for the Preferred Shares.

Share Quotation.   Depending upon the number of Common Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq. According to the published guidelines of The Nasdaq Stock Market, LLC, a security must meet one of two maintenance standards for continued listing on Nasdaq. The first maintenance standard requires that there be at least $10 million in stockholders’ equity, at least 750,000 publicly held shares, a market value of at least $5 million for all publicly held shares, a minimum bid price of $1, at least 400 stockholders of 100 shares or more and at least two market makers for the shares. The second maintenance standard requires that either (a) the market value of listed securities is at least $50 million or (b) each of Bioenvision’s total assets and total revenue is at least $50 million; and that there be at least 1.1 million publicly held shares with an aggregate market value of at least $15 million, a minimum bid price of $1, at least 400 stockholders of 100 shares or more and at least four market makers for the shares. Shares held directly or indirectly by directors, officers or beneficial owners of more than 10% of the Shares are not considered to be being publicly held for the purpose of the maintenance standards.

Exchange Act Registration.   The Common Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Bioenvision to the SEC if the Common Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Common Shares under the Exchange Act would reduce the information required to be furnished by Bioenvision to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to Bioenvision, such as the short-swing profit-recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy or information statement pursuant to Section 14(a) or 14(c) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of Bioenvision and persons holding “restricted securities” of Bioenvision to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. The purchase of the Common Shares pursuant to the Offer may result in the Common Shares becoming eligible for deregistration under the Exchange Act. We intend to seek to cause Bioenvision to apply for termination of registration of the Common Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations.   The Common Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Common Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Common Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers.

8.                 Certain Information Concerning Bioenvision

Bioenvision is a Delaware corporation with its principal offices at 345 Park Avenue, 41st Floor, New York, New York 10154. The telephone number at that location is (212) 750-6700. According to its Annual Report on Form 10-K for the year ended June 30, 2006 filed with the SEC, Bioenvision is a product-oriented biopharmaceutical company primarily focused upon the acquisition, development, distribution and marketing of compounds and technologies for the treatment of cancer, autoimmune disease and infection. Bioenvision’s Common Shares are traded on Nasdaq under the symbol “BIVN.”

Available Information.   Bioenvision is subject to the informational requirements of the Exchange Act and, in accordance therewith, is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information as of particular dates concerning Bioenvision’s directors and officers, their remuneration, stock options and other matters, the principal holders of Bioenvision’s securities and any material interest of such persons in transactions with Bioenvision is required to be disclosed in Bioenvision’s proxy statements distributed to Bioenvision’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such information should be obtainable, by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, DC 20549. The SEC also maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Except as otherwise stated in this Offer to Purchase, the information concerning Bioenvision contained herein has been taken from or based upon publicly available documents on file with the SEC and other publicly available information. Although we and Genzyme do not have any knowledge that any such information is untrue, neither we nor Genzyme takes any responsibility for the accuracy or completeness of such information or for any failure by Bioenvision to disclose events that may have occurred and may affect the significance or accuracy of any such information.

9.                 Certain Information Concerning Genzyme and Wichita Bio

Information Concerning Genzyme and Wichita Bio.   Genzyme is a Massachusetts corporation with its principal executive offices located at Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142. The telephone number at that location is (617) 252-7500. Genzyme is a publicly held, global biotechnology company with a product and service portfolio that is focused on rare disorders, renal diseases, orthopedics, organ transplant, and diagnostic and predictive testing. Genzyme’s shares are traded on the Nasdaq Global Select Market under the symbol “GENZ.”

The common stock of Genzyme is registered under the Exchange Act and, in accordance therewith, Genzyme is required to file reports and other information with the SEC relating to its business, financial condition and other matters. Copies of such information are obtainable at the public reference facilities of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Such reports and information should also be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. Genzyme’s filings with the SEC are also available to the public from commercial document retrieval services, at the Internet Web site maintained by the SEC at http://www.sec.gov and at Genzyme’s website at http://www.genzyme.com.

Wichita Bio is a Delaware corporation that was organized for the purpose of acquiring all of the outstanding Shares of Bioenvision and, to date, has engaged in no other activities other than those incidental to the Offer and the Merger Agreement. Wichita Bio is a direct wholly-owned subsidiary of Genzyme. Until immediately prior to the time it purchases Shares pursuant to the Offer, it is not anticipated that Wichita Bio will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer. Wichita Bio is not subject to the informational filing requirements of the Exchange Act. The principal executive offices of Wichita Bio are located c/o Genzyme at Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142. The telephone number at that location is (617) 252-7500.

The name, business address, citizenship, and past and present principal occupations during the past five years of each of the officers and directors of Genzyme and Wichita Bio are set forth in Annex I to this Offer to Purchase.

Neither Genzyme, Wichita Bio, nor, to the best knowledge of Genzyme and Wichita Bio, any of the persons listed in Annex I to this Offer to Purchase has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Genzyme, Wichita Bio, nor, to the best knowledge of Genzyme and Wichita Bio, any of the persons listed in Annex I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, United States federal or state securities laws, or a finding of any violation of United States federal or state securities laws.

Past Contacts, Transactions, Negotiations and Agreements.   Except as set forth in Section 11 “Contacts and Transactions with Bioenvision; Background of the Offer” of this Offer to Purchase and elsewhere in this Offer to Purchase:

•       none of Genzyme, Wichita Bio, or, to the best knowledge of Genzyme and Wichita Bio, any of the persons listed in Annex I to this Offer to Purchase, or any associate or majority-owned subsidiary of any of the foregoing (1) beneficially owns or has a right to acquire any Shares or any other equity securities of Bioenvision; (2) has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Bioenvision; or (3) has effected any transaction in the Shares or any other equity securities of Bioenvision during the past 60 days;

•       during the past two years, there have not been any transactions which would be required to be disclosed under the rules and regulations of the SEC between any of Genzyme, Wichita Bio, or any of their respective subsidiaries, or, to the best knowledge of Genzyme and Wichita Bio, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Bioenvision or any of its executive officers, directors or affiliates, on the other hand; and

•       during the past two years, there have not been any negotiations, transactions or material contacts between any of Genzyme, Wichita Bio, any of their respective subsidiaries or, to the best knowledge of Genzyme and Wichita Bio, any of the persons listed in Annex I to this Offer to Purchase, on the one hand, and Bioenvision or its affiliates, on the other hand, concerning any merger, consolidation, acquisition, tender offer or other acquisition of securities of Bioenvision, any election of directors of Bioenvision, or any sale or other transfer of a material amount of assets of Bioenvision.

Each of Genzyme and Wichita Bio disclaims that it is an “affiliate” of Bioenvision within the meaning of Rule 13e-3 under the Exchange Act.

10.          Source and Amount of Funds

We estimate that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and the Merger and to pay related fees and expenses will be approximately $350 million.

The Merger Agreement provides that Bioenvision will use reasonable efforts to ensure that at the effective time of the Merger (the “Effective Time”), each outstanding stock option, stock equivalent right or right to acquire shares of Common Stock granted under Bioenvision’s 2003 Stock Incentive Plan (the “Option Plan”), without regard to the extent then vested and exercisable will be cancelled and, in consideration of such cancellation, Genzyme will, or will cause the surviving corporation to, promptly, and in no event later than 30 days following the Acceptance Date (as defined in Section 12 “Purpose of the Offer; the Merger Agreement; Plans for Bioenvision”), pay to such holders of options, an amount in respect thereof equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such option multiplied by (ii) the number of unexercised shares of Common Stock subject thereto (such payment, if any, to be net of applicable tax withholding). As of the Effective Time, the Option Plan will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Bioenvision or any Bioenvision subsidiary will be cancelled. Genzyme estimates that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $11 million.

The Merger Agreement provides that Bioenvision will use all reasonable efforts to obtain all consents necessary to cash out all warrants to purchase Common Stock at an amount in respect thereof equal to the product of (i) the excess, if any, of the Common Stock Offer Price over the exercise price of each such warrant multiplied by (ii) the number of unexercised shares of Common Stock subject thereto (such payment, if any, to be net of applicable tax withholding) and cancel all warrants necessary to ensure that, after the Effective Time, no person will have any right under any warrant, except as set forth in the Merger Agreement. As Bioenvision has informed us that there are no in-the-money warrants, Genzyme estimates that the total amount of funds required to fulfill the foregoing obligations under the Merger Agreement will be approximately $0.

Genzyme will ensure that we have sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and to fulfill its obligations under the Merger Agreement. Genzyme will be able to provide us with the necessary funds.

As of March 31, 2007, Genzyme had approximately $1,450,125,000 in cash, cash equivalents and short and long-term investments.

The Offer is not contingent upon us or Genzyme establishing any financing arrangements.

11.          Contacts and Transactions with Bioenvision; Background of the Offer

Co-Development Agreement

Bioenvision and Genzyme (as successor-in-interest to Ilex Oncology, Inc. as of December 2004) are parties to a Co-Development Agreement, dated March 12, 2001, as amended (the “Co-Development Agreement”). The Co-Development Agreement grants Genzyme exclusive rights to a class of purine nucleoside analogues, including clofarabine, in North America for human cancer indications. Clofarabine is a novel chemotherapeutic agent with the potential to treat a range of malignancies, including leukemia, lymphoma and solid tumors. Genzyme obtained approval in late 2004 to market clofarabine in the United States for the treatment of acute lymphoblastic leukemia (“ALL”) in relapsed or refractory pediatric patients. Genzyme thereafter provided the New Drug Application (“NDA”) supporting the U.S. approval to Bioenvision in increments over time and Bioenvision converted the NDA into a Common Technical Document (“CTD”) over several months and ultimately filed the CTD for approval in Europe in mid-2005. Following the unanimous recommendation of the Committee for Human Medicinal Products (“CHMP”), Bioenvision obtained full approval from the European Medicines Evaluation Agency (“EMEA”) in May 2006. Genzyme and Bioenvision are currently pursuing additional development programs to expand clofarabine’s label into larger patient populations, including use as a first-line therapy for the treatment of adult acute myeloid leukemia (“AML”).

The parties to the Co-Development Agreement have disputed certain of the rights and obligations of the parties during the partnering relationship. It is Genzyme’s position, for example, that Genzyme’s obligation to share data ended in March 2004. Bioenvision has indicated to Genzyme that it disagrees with this position.

Pursuant to the terms of the Co-Development Agreement, Genzyme has made quarterly royalty payments on sales of clofarabine in North America, beginning with the quarter ended March 31, 2005—the first quarter in which Genzyme generated commercial sales—in the aggregate amount of approximately $3,624,000 through the quarter ending March 31, 2007.

In addition, Bioenvision paid Genzyme $46,880 in June 2006, representing one-third of the amount Bioenvision received from Mayne Pharmaceuticals, Inc. (“Mayne”) in connection with Bioenvision granting to Mayne the exclusive rights to distribute clofarabine in Australia and New Zealand.

Acquisition Discussions

During the past two years, Genzyme and Bioenvision have engaged in periodic discussions relating to a potential acquisition of Bioenvision by Genzyme or the licensure by Genzyme of the development and commercial rights to clofarabine in certain regions of the world. By acquiring or licensing these rights, Genzyme would look to lever its extensive international infrastructure to optimize the development initiatives and accelerate label expansion and market introduction for clofarabine throughout the world. The following is a review of the history of these discussions, which eventually led to the present acquisition proposal.

In September 2005, Genzyme, through its financial advisor at the time (the “Former Financial Advisor”), contacted Bioenvision’s financial advisor, UBS Securities LLC (“UBS”), to initiate formal discussions around Genzyme’s potential acquisition of Bioenvision. On October 17, 2005, Genzyme and Bioenvision entered into a confidentiality agreement. On October 28 and 29, 2005, and again on December 7, 2005, Genzyme personnel visited a Bioenvision data room.

The critical areas that Genzyme wished to investigate were the probability of success for, and timing of, certain regulatory approvals for clofarabine in Europe, particularly pediatric ALL and adult AML. As there are relatively few patients for the pediatric ALL indication, the critical element of financial value related to the much larger adult AML indication.

As a result of its analysis, Genzyme confirmed its view that clofarabine would be approvable in Europe in pediatric ALL during the first half of 2006. This was principally because Bioenvision’s European regulatory filing relied upon Genzyme-generated data, which data served as the basis for the pediatric ALL approval in the United States.

Regarding the adult AML initiative, Bioenvision took the position that BIOV121, a single-arm clinical trial in treatment-naïve patients deemed “unfit” for intensive chemotherapy (the “121 Study”), would support an approval and launch of clofarabine in adult AML in 2007. Genzyme concluded that the 121 Study was unlikely to be sufficient for a European approval in the 2007 timeframe both because the criteria for determining whether a patient was “unfit” were not adequately or prospectively defined in the protocol and because the European authorities generally require randomized or multiple studies to support an approval. As a result, Genzyme believed additional time would be needed to generate an adequate data set to meet these requirements.

In parallel with the acquisition discussions, which transpired between management teams and their financial advisors in December 2005, on December 14, 2005, representatives of Genzyme and Bioenvision met in Bioenvision’s offices in New York, New York to discuss a potential arrangement to license the rights to clofarabine in Japan and the Asia Pacific region. On December 21, 2005, Genzyme presented Bioenvision with a formal proposal for licensing these rights, however, Bioenvision did not formally respond to Genzyme’s indication of interest.

At the conclusion of the due diligence process in December 2005, with Bioenvision stock price closing in December in the range of $5.73 to $6.80 per share, Genzyme determined that it was not able to find sufficient value in Bioenvision to make an attractive offer to acquire the company at that time and communicated this to Bioenvision.

On April 4, 2006, representatives of Genzyme and Bioenvision met at the Bioenvision offices in Edinburgh, Scotland to discuss proposals to license the rights to clofarabine in Latin America. In addition, a proposal to pursue two Genzyme-designed pivotal adult studies in adult AML using sites in Eastern Europe and Latin America was reviewed. By letter dated April 28, 2006, Bioenvision rejected these proposals, in part based on Genzyme’s decision to not proceed with merger and acquisition discussions with Bioenvision.

In August 2006, Genzyme engaged Banc of America Securities LLC (“BOA”) to act as its new financial advisor.

In January 2007, Earl M. Collier, Jr., Executive Vice President of Genzyme, met with Dennis Purcell, Senior Managing Director of Aisling Capital (“Aisling”), an investment fund that manages the Perseus-Soros BioPharmaceutical Fund, LP. The Perseus-Soros BioPharmaceutical Fund beneficially owns approximately 13% of Bioenvision’s outstanding capital stock, including all outstanding Preferred Shares. Mr. Collier discussed Genzyme’s possible interest in acquiring Bioenvision. The position articulated by Mr. Purcell was that it may be an appropriate time for Genzyme to approach Bioenvision about an acquisition, and that Genzyme should take these discussions up directly with Bioenvision.

In the January through early March 2007 timeframe, BOA held a series of discussions with Mr. Purcell and Bioenvision, separately, expressing Genzyme’s interest in possibly acquiring Bioenvision.

On March 6, 2007, BOA sent to Bioenvision Genzyme’s request for key information. On March 15, 2007, Dr. Christopher B. Wood, Chairman and Chief Executive Officer of Bioenvision, sent an email to BOA expressing his skepticism about Genzyme’s seriousness around entering into acquisition discussions in light of the companies’ history and, therefore, requested that Genzyme submit a bid specifying a price at which Genzyme would be prepared to acquire Bioenvision.

In response to Dr. Wood’s request for this letter, Genzyme sent an indication of interest to Bioenvision’s board of directors on April 11, 2007 indicating a potential acquisition price of $5.25 per share of Bioenvision common stock. This price represented an approximately 40% premium to the $3.75 per share price for Bioenvision’s registered direct offering on April 2, 2007, and an approximately 30% premium to the then 30-day average closing price of Bioenvision’s common stock. Because Genzyme’s indication of interest was largely based on publicly-available information, Genzyme requested access to additional information from Bioenvision for confirmatory due diligence. In its letter, Genzyme expressed its belief that Bioenvision would face significant challenges to expand clofarabine into new indications and markets, most immediately, adult AML, which would necessitate:

•       broader development and medical affairs expertise to manage international clinical studies, obtain timely regulatory approvals and support vigilant patient management;

•       dedicated commercial resources capable of educating and updating physicians on the benefits and risks of clofarabine use in multiple patient populations;

•       global reimbursement, pricing and government affairs capabilities to implement and maintain Bioenvision’s pricing strategy; and

•       continued access to financial resources to fund Bioenvision, which could result in significant dilution for Bioenvision’s shareholders.

Genzyme expressed the belief that, to the extent Bioenvision could not build its capabilities internally, it would be required to rely upon marketing partners, distributors and third-party contractors, as has been the case. As the number of these relationships increased, Genzyme suggested that the value of Bioenvision as a whole would erode due to transaction costs as well as delays, inexperience of others, and sharing of economic benefits. With infrastructure in more than 70 countries, Genzyme explained that it is in a position to address these challenges directly with dedicated resources to ensure patients receive the timeliest access to clofarabine around the globe.

On April 20, 2007, Bioenvision representatives stated to BOA that it would provide Genzyme with a limited set of additional confidential information by means of an electronic data room to help Genzyme verify that its $5.25 per share bid was appropriate. On April 24, 2007, Genzyme and Bioenvision entered into a new confidentiality agreement.

Beginning on April 30, 2007, Bioenvision made additional due diligence materials available to Genzyme, including the 90-day response letter from the EMEA. On the basis of this information, Genzyme concluded that an EMEA approval for clofarabine for adult AML would be unachievable in 2007. Genzyme was, however, of the view that with additional data from one or more ongoing studies, including the UK National Cancer Research Institute (“NCRI”) AML Trial 16, approval in 2008 might be feasible. Representatives of Bioenvision’s management have stated that, while they expect an opinion from the EMEA in 2007, approval for clofarabine in adult AML in Europe is not likely achievable until 2008. The data from the AML Trial 16 are not expected to be available for filing until late 2007 at the earliest and only upon consent from the NCRI. Genzyme also believed that the prospects for approval in the adult AML indication could be enhanced by having access to the data generated from Genzyme’s CLASSIC II study being conducted to support U.S. approval for clofarabine in adult AML. It is Genzyme’s position, however, that Bioenvision has no rights to access this data under the Co-Development Agreement, and in any event, such data would not be available until well into 2008.

On May 10, 2007, Genzyme’s senior management reiterated the offer of $5.25 per share to Bioenvision through BOA, balancing the desire to advance the transaction—and along with it, the benefits to patients that would follow their more rapid development of the product—with its concerns regarding the status of the regulatory approval pathway for adult AML.

On May 15, 2007, Bioenvision’s management expressed to BOA an agreement to move forward with advanced due diligence. Bioenvision then provided additional information for Genzyme to complete its diligence process.

Commencing on May 17, 2007, the market price for shares of Bioenvision common stock started to increase significantly, seemingly based on takeover speculation. On May 24, 2007, the Genzyme board of directors approved the transaction. Also on May 24, 2007, Bioenvision announced an amendment to its license agreement with Southern Research Institute (“SRI”). Bioenvision, through its financial advisor, UBS, requested that Genzyme consider whether this new contract amendment warranted an increase in price.

On May 25, 2007, after weighing these issues, the parties agreed to proceed with an acquisition at $5.60 per share of Bioenvision common stock. The increase of $0.35 per share over Genzyme’s original offer of $5.25 was approved by a special committee of Genzyme’s board of directors on May 25, 2007.

Over the next few days, Genzyme completed its diligence review and the Merger Agreement was negotiated. Bioenvision’s board of directors approved the final Merger Agreement and the transactions contemplated thereby on May 28, 2007. The agreement was signed on May 29, 2007, after which the parties announced the transaction.

12.          Purpose of the Offer; the Merger Agreement; Plans for Bioenvision

Purpose

The purpose of the Offer is to enable Genzyme, through Wichita Bio, to acquire control of Bioenvision and is the first step in the acquisition of all of the outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer or otherwise.

The Merger Agreement

The following summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is an exhibit to the Tender Offer Statement on Schedule TO that we and Genzyme have filed with the SEC and which is hereby incorporated in this Offer to Purchase by reference. Copies of the Tender Offer Statement on Schedule TO together with all exhibits thereto, including the Merger Agreement, may be obtained and examined as set forth in Section 9 “Certain Information Concerning Genzyme and Wichita Bio.”  Stockholders should read the Merger Agreement in its entirety for a more complete description of the matters summarized below.

The Offer.   The Merger Agreement provides that we will commence the Offer as promptly as practicable following the date of the Merger Agreement and that, upon the terms and subject to the satisfaction or waiver of the conditions of the Offer, we will purchase all Shares validly tendered and not validly withdrawn pursuant to the Offer. The conditions of the Offer are set forth in Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Top-Up Option.   Pursuant to the Merger Agreement, Bioenvision has agreed to grant us an irrevocable option (the “Top-Up Option”) to purchase at a price per share equal to the Common Stock Offer Price up to that number of newly issued shares of Common Stock (the “Top-Up Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock directly or indirectly owned by us or Genzyme at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the shares of Common Stock outstanding immediately after the issuance of the Top-Up Shares (determined on a “fully diluted basis” (which assumes conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof)). However, the Top-Up Option will not be exercisable for a number of shares of Common Stock in excess of the shares of Common Stock authorized and unissued at the time of exercise of the Top-Up Option, and the Top-Up Option may not be exercised unless, following the time we accept the Shares in the Offer or after a subsequent offering period, eighty-five percent (85%) or more of the shares of Common Stock will be directly or indirectly owned by us and Genzyme. We may exercise the Top-Up Option once at any time following the Expiration Date. The purpose of this provision is to facilitate a short-form merger following completion of the Offer.

The Merger.   The Merger Agreement provides that, following the satisfaction or waiver of the conditions described below under “Conditions to the Merger,” (i) Wichita Bio will be merged with and into Bioenvision and the separate corporate existence of Wichita Bio will thereupon cease; (ii) Bioenvision will be the surviving corporation in the Merger and will become a direct wholly-owned subsidiary of

Genzyme. Each issued Common Share or Preferred Share (other than any Shares owned by Genzyme, Wichita Bio, any other wholly-owned subsidiary of Genzyme or Bioenvision, or by stockholders, if any, who are entitled to and who properly exercise appraisal rights under Delaware law) will be converted into the right to receive, respectively, the Common Stock Offer Price or the Preferred Stock Offer Price in cash, without interest thereon.

Vote Required to Approve Merger.   The DGCL requires, among other things, that Bioenvision’s board of directors approve the Merger Agreement and, if the short-form merger procedure described below is not available, that the holders of a majority of Bioenvision’s outstanding voting securities adopt the Merger Agreement and approve the Merger. If the short-form merger procedure is not available for the Merger, Bioenvision’s stockholders will need to adopt the Merger Agreement. If stockholder adoption is required by the DGCL, Bioenvision will (subject to applicable legal requirements and requirements of its certificate of incorporation and bylaws) call and hold a meeting of its stockholders as soon as reasonably practicable following the consummation of the Offer for the purpose of adopting the Merger Agreement. If the Minimum Tender Condition in the Offer is satisfied and we accept for payment Shares tendered pursuant to the Offer, we will have sufficient voting power to approve the Merger Agreement at a meeting of Bioenvision stockholders without the affirmative vote of any other Bioenvision stockholder.

“Short-Form” Merger Procedure.   The DGCL provides that, if a parent company owns at least 90% of the outstanding shares of each class of a subsidiary’s stock entitled to vote to adopt a merger agreement, the parent company may merge that subsidiary with the parent company pursuant to the “short-form” merger procedures without prior notice to, or the approval of, the other stockholders of the subsidiary. In order to consummate the Merger pursuant to these provisions of the DGCL, Wichita Bio would have to own at least 90% of the outstanding Shares of Bioenvision. If we are able to consummate the Merger pursuant to these provisions of the DGCL, the closing of the Merger would take place as soon as practicable after the closing of the Offer, without any notice to or approval of the other stockholders of Bioenvision.

Conditions to the Merger.   The Merger Agreement provides that the obligations of each party to effect the Merger are subject to the satisfaction or waiver of certain conditions, including the following:

•       the adoption by Bioenvision’s stockholders of the Merger Agreement by an affirmative vote of the holders of a majority of the outstanding Shares (the “Bioenvision Stockholder Approval”), if required; and

•       no law will have been enacted that prohibits the consummation of the Merger and no injunction will have been issued by a court of competent jurisdiction and will be continuing that prohibits the consummation of the Merger.

Termination of the Merger Agreement.   The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Merger, whether before or after adoption of the Merger Agreement by the stockholders of Bioenvision:

(a)          By mutual written consent of Genzyme and Bioenvision duly authorized by the Genzyme board of directors and Bioenvision board of directors; or

(b)         By either Genzyme or Bioenvision: (i) if a court of competent jurisdiction or other governmental entity has issued a final and non-appealable order, decree or ruling or taken any other action, or there exists any statute, rule or regulation, in each case permanently restraining, enjoining or otherwise prohibiting (collectively, “Restraints”) the consummation of any of the transactions contemplated by the Merger Agreement; provided, however, that the party seeking to terminate the Merger Agreement pursuant to this clause (i) will have used reasonable best efforts to prevent the entry of and to remove such Restraints; or (ii) if the Merger has not been consummated by December 31, 2007 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant to this clause (ii) will not be available to any party whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of, or resulted in, the failure of the Merger to be consummated by such date; or

(c)          By Genzyme if (i) prior to the purchase of the Shares pursuant to the Offer, there has been a breach by Bioenvision of or inaccuracy in, any representation, warranty, covenant or agreement of Bioenvision set forth in the Merger Agreement, which breach or inaccuracy has resulted in the conditions set forth under subparagraphs (c) and (f) of Section 14 “Conditions to the Offer” not being satisfied (and such breach or inaccuracy has not been cured or such condition has not been satisfied within 30 days after the receipt of notice thereof or such breach or inaccuracy is not reasonably capable of being cured or such condition is not reasonably capable of being satisfied within such period); or (ii) due to an occurrence or circumstance that has resulted in a failure to satisfy any condition set forth under Section 14 “Conditions to the Offer,” Wichita Bio will have allowed the Offer to terminate, without having accepted any of the Shares for payment, unless such occurrence or circumstance has been caused by or resulted from the failure of Genzyme or Wichita Bio to perform, in any material respect, any of their covenants or agreements contained in the Merger Agreement, or the material breach by Genzyme or Wichita Bio of any of their representations or warranties contained in the Merger Agreement; or

(d)         By Bioenvision if, prior to the purchase the Shares pursuant to the Offer, there has been a breach by Genzyme or Wichita Bio of any representation, warranty, covenant or other agreement contained in the Merger Agreement, or if a representation or warranty of Genzyme or Wichita Bio will have become untrue, which situation in any case (i) would result in any of the representations and warranties of Genzyme and Wichita Bio set forth in the Merger Agreement not being true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or similar terms set forth therein) except where the failure to be so true and correct does not have, and would not reasonably be expected to have, or would result in a failure by Genzyme or Wichita Bio to perform in all material respects its obligations and covenants required to be performed by it under the Merger Agreement and (ii) has not been cured within 30 days following notice by Bioenvision or, if the Termination Date is less than 60 days from the notice by Bioenvision, has not been or cannot reasonably be expected to be cured by the Termination Date; or

(e)          By Genzyme, at any time prior to the purchase of the Shares pursuant to the Offer, if (i) Bioenvision’s board of directors will have (A) effected an Adverse Recommendation Change (as defined below), (B) recommended to Bioenvision’s stockholders any proposal other than by Genzyme or Wichita Bio in respect of an Acquisition Proposal (as defined below), or publicly announced its intention to enter into any agreement in respect of any Acquisition Proposal, (C) failed to publicly reaffirm its recommendation of the Merger Agreement or the Offer within two business days of Genzyme’s request, or (D) failed to recommend against, or taken a neutral position with respect to, a tender or exchange offer related to an Acquisition Proposal in any position taken pursuant to Rules 14d-9 and 14e-2 under the Exchange Act or (ii) after receiving an Acquisition Proposal, Bioenvision will have materially, knowingly and intentionally violated or breached any of its obligations related to the solicitation of other transactions set forth in the provisions of the Merger Agreement relating to alternative Acquisition Proposals (described below); or

(f)            At any time prior to the purchase of the Shares pursuant to the Offer, by Bioenvision, if Bioenvision has received a Superior Proposal (as defined below), which, after giving effect to all of the adjustments that may be offered by Genzyme pursuant to its right in the provisions of the Merger Agreement relating to alternative Acquisition Proposals (described below) to make such adjustments in the terms and conditions of the Merger Agreement as would enable Bioenvision’s board of directors to proceed with its recommendation of the Offer and the Merger to stockholders without making an Adverse Recommendation Change, Bioenvision’s board of directors determines in good faith (after consultation with its financial advisors) that the proposal continues to constitute a Superior Proposal, provided that Bioenvision has not materially, knowingly and intentionally violated or breached any of its obligations under the provisions of the Merger Agreement relating to alternative Acquisition Proposals (described below).

In the event that the Merger Agreement is terminated for any reason set forth above, the Merger Agreement will become null and void and be of no further force or effect and there will be no liability on the part of Genzyme, Wichita Bio or Bioenvision (or any of their respective directors, officers, employees, stockholders, agents or representatives), except for certain enumerated exceptions; provided, however, that such a termination will not relieve any party from liability for fraud or the knowing and intentional breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement.

Alternative Acquisition Proposals.   The Merger Agreement requires Bioenvision to cease all existing solicitations, initiations, encouragements, discussions, negotiations and communications with any persons or entities with respect to any offer or proposal or potential offer or proposal relating to any transaction or proposed transaction or series of related transactions, other than the transactions contemplated by the Merger Agreement, involving:

•       any acquisition or purchase from Bioenvision by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the Common Shares or the Preferred Shares or any of voting securities of Bioenvision’s subsidiaries or any tender offer or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 20% or more of the total outstanding voting securities of Bioenvision or any of its subsidiaries:

•       any consolidation, business combination, merger or similar transaction involving Bioenvision;

•       any sale, lease, exchange, transfer, license, acquisition or disposition of assets of Bioenvision or its subsidiaries (including for this purpose the outstanding equity securities of Bioenvision’s subsidiaries) for consideration equal to 20% or more of the market value of all of the outstanding shares of Common Stock on May 25, 2007; or

•       any recapitalization, restructuring, liquidation or dissolution of Bioenvision.

Each of the above four bullet points is referred to in the Merger Agreement and the Offer as an “Acquisition Proposal.”

Except as provided in the following two paragraphs, from the date of the Merger Agreement until the earlier of termination of the Merger Agreement or the Effective Time, Bioenvision will not and will not authorize or permit its officers, directors, employees, investment bankers, attorneys, accountants or other agents or those of its subsidiaries (collectively, “Representatives”) to directly or indirectly:

•       initiate, solicit or knowingly encourage, or take any action to facilitate the making of, any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal;

•       enter into any agreement with respect to any Acquisition Proposal; or

•       engage in negotiations or discussions with, or provide any information or data to, any person (other than Genzyme or any of its affiliates or representatives) relating to any Acquisition Proposal or grant any waiver or release under any standstill or other agreement.

However, these restrictions will not prohibit Bioenvision or Bioenvision’s board of directors from (i) taking and disclosing to Bioenvision’s stockholders its position with respect to any tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (ii) making such disclosure to Bioenvision’s stockholders as in the good faith judgment of Bioenvision’s board of directors, after receipt of advice from outside legal counsel, is required under applicable Law and that the failure to make such disclosure would cause Bioenvision’s board of directors to violate its fiduciary duties to Bioenvision’s stockholders under applicable law.

In addition, prior to the acceptance of the Shares pursuant to the Offer, Bioenvision and its Representatives may furnish information concerning its business, properties or assets to any person pursuant to a confidentiality agreement with terms no less favorable to Bioenvision than those contained in the confidentiality agreement between Genzyme and Bioenvision and may negotiate and participate in discussions and negotiations with such person concerning an Acquisition Proposal if, but only if, such person has, in the absence of any violation of these provisions relating to Alternative Acquisition proposals by Bioenvision, submitted a bona fide written proposal to Bioenvision relating to any such Acquisition Proposal which Bioenvision’s board of directors determines in good faith, after consultation with its financial advisor, is or is reasonably expected to lead to a Superior Proposal (as defined below). Bioenvision will promptly (and in any case within 24 hours) notify Genzyme (i) of each such Superior Proposal, which notice will include a copy of such Superior Proposal and (ii) upon receipt of any inquiries, proposals or offers received by, any request for information from, or any discussions or negotiations sought to be initiated or continued with, Bioenvision, any of Bioenvision’s subsidiaries or the Representatives concerning an Acquisition Proposal or that could reasonably be expected to lead to an Acquisition Proposal and disclose the identity of the other party and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of such materials and (iii) provide Genzyme with copies of all written materials provided by Bioenvision to such party. Bioenvision will keep Genzyme informed on a reasonably prompt basis (and, in any case, within 24 hours of any significant development) of the status and details (including amendments and proposed amendments) of any such Superior Proposal or other inquiry, offer, proposal or request. Bioenvision will promptly, following a determination by Bioenvision’s board of directors that an Acquisition Proposal is a Superior Proposal, notify Genzyme of such determination.

A “Superior Proposal” is defined in the Merger Agreement to be an Acquisition Proposal for 100% of the outstanding Shares that involves consideration to the holders of Shares that is superior to the consideration offered to such holders pursuant to the Offer and the Merger and that otherwise represents a superior transaction to the Offer and the Merger.

In the Merger Agreement, Bioenvision has agreed that neither Bioenvision’s board of directors nor any committee thereof will:

•       withdraw or modify, or propose to withdraw or modify, in a manner adverse to the transactions contemplated by the Merger Agreement to Genzyme or Wichita Bio, the approval or recommendation by Bioenvision Board of Directors or any such committee of the Offer, the Merger Agreement or the Merger;

•       approve or recommend or propose to approve or recommend, any Acquisition Proposal (any action referred to in this and the preceding bullet being referred to as an “Adverse Recommendation Change”); or

•       enter into any agreement with respect to any Acquisition Proposal.

Notwithstanding the foregoing, prior to the acceptance of the Shares pursuant to the Offer (the “Acceptance Date”), Bioenvision’s board of directors may effect an Adverse Recommendation Change at any time after:

•       it has concluded in good faith, after receipt of advice from outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to Bioenvision’s stockholders;

•       the third business day following Bioenvision’s delivery to Genzyme of written notice advising Genzyme that Bioenvision’s board of directors has received a Superior Proposal (which notice will include a copy of such Superior Proposal) and identify the person making such Superior Proposal and advising Genzyme that Bioenvision intends to effect an Adverse Recommendation Change; and

•       during such three business day period, Bioenvision has provided Genzyme the opportunity to make such adjustments in the terms and conditions of this Agreement as would enable the Board of Directors of Bioenvision to proceed with its recommendation of the Offer and Merger to stockholders without making an Adverse Recommendation Change (any such adjustments to be at the discretion of Genzyme and Wichita Bio).

Any Adverse Recommendation Change will not change the approval of Bioenvision’s board of directors for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated by the Merger Agreement, including each of the Offer and the Merger or by the tender and voting agreements with Bioenvision’s directors, executive officers and certain of its principal shareholders.

Fees and Expenses; Termination Fee.   The Merger Agreement provides that, except as described below, all fees, costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the Merger is consummated.

The Merger Agreement provides that Bioenvision will pay Genzyme a termination fee of $9,000,000 if the Merger Agreement is terminated by Genzyme pursuant to clauses (c) or (e) under “Termination of the Merger Agreement” or in connection with and as a condition of a termination by Bioenvision pursuant to clause (f) under “Termination of the Merger Agreement.”

Conduct of Business.   The Merger Agreement provides that from the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Bioenvision will, except to the extent that Genzyme otherwise consents in writing and except as otherwise expressly provided in the Merger Agreement, carry on its business in the ordinary course, in substantially the same manner as it was conducted prior to signing the Merger Agreement and in compliance in all material respects with all applicable laws and regulations, pay its debts and taxes when due, subject to good faith disputes over such debts and taxes, and pay or perform other material obligations when due.

Without limiting the generality of the foregoing, without the prior written consent of Genzyme and except as otherwise specifically provided in the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement pursuant to its terms or the consummation of the Merger, Bioenvision has agreed to observe the following covenants:

•       Use its reasonable commercial efforts to preserve intact and keep available the services of present employees of Bioenvision and its subsidiaries;

•       Use reasonable commercial efforts to keep in effect casualty, product liability, workers’ compensation and other insurance policies in coverage amounts substantially similar to those in effect at the date of the Merger Agreement;

•       Use reasonable efforts to preserve the business of Bioenvision, to develop, commercialize and pursue regulatory approvals for its product candidates and products and to advertise, promote and market its products, and use reasonable commercial efforts to keep its properties substantially intact, to preserve its goodwill and business, to maintain all physical properties in such operating condition as will permit the conduct of its business on a basis consistent with past practice, and to perform and comply in all material respects with the terms of its material contracts;

•       Use its reasonable best efforts to preserve and protect its intellectual property;

•       Take all reasonable actions necessary with respect to outstanding options and warrants to effectuate the terms of the Merger Agreement; and

•       Notify and consult with Genzyme promptly (A) after receipt of any material communication from any governmental entity or inspections of any manufacturing or clinical trial site and before giving any material submission to a governmental entity, and (B) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

Board of Directors.   The Merger Agreement provides that, upon the payment by Wichita Bio for Shares representing at least a majority of the issued and outstanding shares of Common Stock pursuant to the Offer, Genzyme will be entitled to designate a number of directors on Bioenvision’s board of directors as will give Genzyme representation on Bioenvision board of directors equal to at least that number of directors, rounded up to the next whole number, which is the product of (i) the total number of directors on Bioenvision board of directors (giving effect to the directors elected pursuant to this sentence) multiplied by (ii) the percentage that (I) such number of shares of Common Stock so accepted for payment and paid for by Wichita Bio plus the number of shares of Common Stock otherwise owned by Genzyme, Wichita Bio or any other subsidiary of Genzyme bears to (II) the number of such shares of Common Stock outstanding, and Bioenvision will, at such time, cause Genzyme’s designees to be so elected.

At such time, Bioenvision will, upon Genzyme’s request, also cause persons elected or designated by Genzyme to constitute the same percentage (rounded up to the next whole number) as is on Bioenvision’s board of directors of (i) each committee of Bioenvision’s board of directors, (ii) each board of directors (or similar body) of each of Bioenvision’s subsidiaries, and (iii) each committee (or similar body) of each such board, in each case only to the extent permitted by applicable law or the rules of any stock exchange on which Common Stock is listed. Subject to applicable law, Bioenvision will take all action requested by Genzyme necessary to effect any such election. In connection with the foregoing, Bioenvision will promptly, at the option of Sub, either increase the size of Bioenvision board of directors or obtain the resignation of such number of its current directors, or both, as is necessary to enable Sub’s designees to be elected or appointed to Bioenvision board of directors as provided above.

Stock Options.   The Merger Agreement provides that Bioenvision will use reasonable efforts to ensure that at the Effective Time, each outstanding stock option, stock equivalent right or right to acquire shares of Common Stock granted under Bioenvision’s Option Plan, without regard to the extent then vested and exercisable will be cancelled and, in consideration of such cancellation, Genzyme will, or will cause the surviving corporation to, promptly, and in no event later than 30 days following the Acceptance Date, pay to such holders of options, an amount in respect thereof equal to the product of (i) the excess, if any, of the Offer Price over the exercise price of each such option multiplied by (ii) the number of unexercised shares of Common Stock subject thereto (such payment, if any, to be net of applicable tax withholding). As of the Effective Time, the Option Plan will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of Bioenvision or any Bioenvision subsidiary will be cancelled.

Warrants.   The Merger Agreement provides that Bioenvision will use all reasonable efforts to obtain all consents necessary to cash out all warrants to purchase Common Stock at an amount in respect thereof equal to the product of (i) the excess, if any, of the Common Stock Offer Price over the exercise price of each such warrant multiplied by (ii) the number of unexercised shares of Common Stock subject thereto

(such payment, if any, to be net of applicable tax withholding) and cancel all warrants necessary to ensure that, after the Effective Time, no person will have any right under any warrant, except as set forth in the Merger Agreement.

Indemnification and Insurance.   Genzyme has agreed in the Merger Agreement that any rights to indemnification or exculpation now existing in favor of the directors or officers of Bioenvision and the directors or officers of each Bioenvision subsidiary (the “Indemnified Parties” and, each, an “Indemnified Party”) as provided in their respective organizational documents, in effect as of the date of the Merger Agreement, with respect to matters occurring at or prior to the Acceptance Date will survive the Merger and will continue in full force and effect for a period of six years after the Acceptance Date. At or prior to the Acceptance Date, Bioenvision will purchase an extended reporting period endorsement under Bioenvision’s existing directors’ and officers’ liability insurance coverages or insurance policies that provide coverage similar to the coverage provided under Bioenvision’s existing directors’ and officers’ liability insurance coverages for Bioenvision’s directors and officers in a form acceptable to Bioenvision that will provide such directors and officers with coverage for six years following the Acceptance Date of not less than the existing coverage and have other terms not materially less favorable to, the insured persons than the directors’ and officers’ liability insurance coverage or insurance policies presently maintained by Bioenvision.

Consents and Approvals.   Under the Merger Agreement, each of Bioenvision, Genzyme and Wichita Bio will take all reasonable actions necessary to (i) comply promptly with all legal requirements which may be imposed on it with respect to the Merger Agreement and the transactions contemplated thereby, (ii) promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Merger Agreement and the transactions contemplated thereby and (iii) take, and cause its respective subsidiaries to take, all reasonable actions necessary to obtain any consent, authorization, order or approval of, or any exemption by, any governmental entity or other public or private third party required to be obtained or made by Genzyme, Wichita Bio, Bioenvision or any of their subsidiaries in connection with the Offer or the Merger or the taking of any action contemplated thereby or by the Merger Agreement.

Representations and Warranties.   The Merger Agreement contains various representations and warranties made by Bioenvision to Genzyme and Wichita Bio, including representations relating to due organization, good standing and corporate power; capitalization; company subsidiaries; SEC filings; financial statements; absence of undisclosed liabilities; absence of adverse changes; compliance with laws; legal actions and proceedings; contracts; intellectual property rights; title to assets and real property; insurance; commercial relationships; tax matters; employee benefit plans; labor matters; environmental matters; board approvals; opinion of financial advisor; Schedule 14D-9 information; and proxy information. These representations and warranties were made to and solely for the benefit of Genzyme and Wichita Bio as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that Bioenvision delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Bioenvision’s public disclosures.

Certain representations and warranties in the Merger Agreement provide exceptions for items that are not reasonably likely to have a “Company Material Adverse Effect.” For purposes of the Merger Agreement and the Offer, a “Company Material Adverse Effect” means a material adverse effect on the assets, properties, business, results of operations or financial condition of Bioenvision and Bioenvision’s subsidiaries, taken as a whole; provided, that in no event will effects primarily resulting from any of the following be taken into account in determining whether there is, has been or is reasonably likely to be a “Company Material Adverse Effect:”

(i)                   the economy or securities markets of the United States or any other region outside of the United States in general;

(ii)               changes in general legal, regulatory, political, economic or business conditions affecting industries in which Bioenvision or any Bioenvision subsidiary conduct business, generally, in each case, without a disproportionate impact on Bioenvision and such Bioenvision subsidiary;

(iii)           the announcement, pendency, consummation of or compliance with the transactions contemplated thereby or the terms and conditions of the Offer, the Merger or the Merger Agreement;

(iv)             any change in the stock price or trading volume of Common Stock in and of itself, provided that such exclusion will not apply to any underlying fact, event or circumstance that may have caused or contributed to such change in stock price or trading volume;

(v)                 any failure by Bioenvision to meet published revenue or earnings projections, in and of itself, provided that such exclusion will not apply to any underlying fact, event or circumstance that may have caused or contributed to such change in published revenue or earnings projections;

(vi)             any act of terrorism or war not specifically directed at Bioenvision or any Bioenvision subsidiary and without a disproportionate impact on Bioenvision and Bioenvision subsidiaries;

(vii)         any change to generally accepted accounting principles or regulations or the official interpretations thereof that generally affect industries in which Bioenvision and Bioenvision subsidiaries conduct business;

(viii)     any change in laws not specifically directed at Bioenvision or any Bioenvision subsidiary;

(ix)             the termination by employees of their employment with Bioenvision or any Bioenvision subsidiary; or

(x)                 the identity of Genzyme, Wichita Bio or any of their affiliates, in each case, as the acquirer (whether directly or indirectly) of Bioenvision.

Amendments and Modifications.   The Merger Agreement may be amended, modified and supplemented in any and all respects, whether before or after any vote of the stockholders of Bioenvision contemplated by the Merger Agreement, by written agreement of the parties to the Merger Agreement, by action taken by their respective boards of directors, but after the purchase of the Shares pursuant to the Offer, no amendment will be made which decreases the Merger Consideration and, after the approval of the Merger Agreement by the stockholders, no amendment will be made which by law requires further approval by such stockholders without obtaining such further approval.

Tender and Voting Agreements

In connection with the Merger Agreement, each of Christopher Wood, Ian Abercrombie, Joseph Cooper, Kristen Dunker, Steven Elms, Hugh Griffith, Michael Kauffman, David Luci, Thomas Scott Nelson, Andrew Schiff, James Scibetta, Robert Sterling and Perseus-Soros Biopharmaceutical Fund, L.P. (for purposes of this Tender and Voting Agreement section, each, a “Shareholder” and, collectively, the “Shareholders”) entered into a Tender and Voting Agreement (the “Tender and Voting Agreements”) with us and Genzyme. The following summary of certain provisions of the Tender and Voting Agreements is qualified in its entirety by reference to the form of Tender and Voting Agreement itself, which is incorporated herein by reference. The form of Tender and Voting Agreement is included as Annex II to the Merger Agreement, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO.

Interested parties should read the Tender and Voting Agreement in its entirety for a more complete description of the provisions summarized below.

The Shareholders have irrevocably appointed Genzyme as proxy for the Shareholder to vote all Shares, options or warrants held by the Shareholder (for purposes of this Tender and Voting Agreements section, the “Securities”) and in Shareholder’s name, place and stead, at any annual, special or other meeting or action of the shareholders of Bioenvision, as applicable, or at any adjournment thereof or pursuant to any consent of the shareholders of Bioenvision, in lieu of a meeting or otherwise, whether before or after the closing of the Offer, for the adoption and approval of the Merger Agreement and the Merger.

In addition, each Shareholder has agreed, in exchange for the consideration described in the Merger Agreement, to tender its Securities to us in the Offer as soon as practicable following the commencement of the Offer, and in any event not later than five business days following the commencement of the Offer, and the Shareholders may not withdraw any Securities so tendered unless the Offer is terminated.

During the term of the Tender and Voting Agreements, except as otherwise provided therein, each Shareholder agrees not to:

•       directly or indirectly, sell, transfer, assign, pledge, hypothecate, tender, encumber or otherwise dispose of or limit its right to vote in any manner any of the Securities, or agree to do any of the foregoing;

•       take any action which would have the effect of preventing or disabling Shareholder from performing its obligations under the Tender and Voting Agreement;

•       subject to the same exceptions that apply to the covenants applicable to Bioenvision and its Representatives described under “Alternative Acquisition Proposals” above, (a) solicit, initiate or encourage the submission of any Acquisition Proposal or of any other sale, transfer, pledge or other disposition or conversion of any of the Securities or of any of the other debt or equity securities of Bioenvision, or (b) participate in or knowingly encourage any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, enter into any agreement with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Securities or of any of the other debt or equity securities of Bioenvision, in any case, from, to or with any person other than us or Genzyme. Each Shareholder further agreed to immediately cease and cause to be terminated any existing activities, discussions or negotiations with any such other parties conducted heretofore with respect to any of the foregoing and to notify Genzyme immediately if any party contacts the Shareholder following the date of the Tender and Voting Agreement (other than us or Genzyme) concerning any Acquisition Proposal or any other sale, transfer, pledge or other disposition or conversion of any of the Securities or of any of the other debt or equity securities of Bioenvision.

Each Tender and Voting Agreement, and all rights and obligations of us, Genzyme and the Shareholders will terminate on the earlier of: earlier of (i) the day after the Merger is consummated, (ii) December 31, 2007, (iii) the date of any modification, waiver or amendment to the Merger Agreement in a manner that reduces the amount and form of consideration payable thereunder to the Shareholder, and (iv) the termination of the Merger Agreement pursuant to the termination provisions thereof.

Confidentiality Agreement

Genzyme and Bioenvision entered into a Confidentiality Agreement on April 24, 2007. Pursuant to the Confidentiality Agreement, Genzyme agreed to keep confidential certain information provided by Bioenvision or its representatives. The Merger Agreement provides that the Confidentiality Agreement remains in effect and that certain information exchanged pursuant to the Merger Agreement will be subject to the Confidentiality Agreement. Notwithstanding the above, the Merger Agreement provides that the Confidentiality Agreement does not restrict steps to prepare, file or disseminate documents related to the Offer or any other documents necessary to consummate the transactions contemplated by the Merger Agreement.

Plans for Bioenvision

After we purchase the Shares pursuant to the Offer, Genzyme may appoint its representatives to Bioenvision’s board of directors in proportion to its ownership of the outstanding Shares, as described above under “Board of Directors.” Following completion of the Offer and the Merger, Genzyme intends to operate Bioenvision as direct subsidiary of Genzyme under the direction of Genzyme’s management.

Genzyme intends to continue to review Bioenvision’s business, operations, capitalization and management. Accordingly, Genzyme reserves the right to change its plans and intentions at any time, as it deems appropriate.

Extraordinary Corporate Transactions

Except as indicated in this Offer to Purchase, Genzyme has no present plans or proposals which relate to or would result in (1) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bioenvision or any of its subsidiaries, (2) any purchase, sale or transfer of a material amount of assets of Bioenvision or any of its subsidiaries, (3) any material change in the present dividend policy, or indebtedness or capitalization of Bioenvision, (4) any change to Bioenvision’ present management, (5) any other material changes in Bioenvision’ corporate structure or business, (6) any class of equity securities of Bioenvision being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association or (7) any class of equity securities of Bioenvision becoming eligible for termination of registration under Section 12(g)(4) of the Exchange Act.

Appraisal Rights

The holders of the Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of the Shares (that did not tender their Shares in the Offer) at the Effective Time will have certain rights pursuant to the provisions of Section 262 of the DGCL (the “Appraisal Provisions”) to dissent and demand appraisal of their Shares. Under the Appraisal Provisions, dissenting stockholders who comply with the applicable statutory procedures will be entitled to demand payment of fair value for their Shares. If a stockholder and the surviving corporation in the Merger do not agree on such fair value, the stockholder will have the right to a judicial determination of fair value of such stockholder’s Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with any interest as determined by the court. Any such judicial determination of the fair value of such Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of such Shares. The value so determined could be more or less than the price per Share to be paid in the Merger.

The foregoing summary of the Appraisal Provisions does not purport to be complete and is qualified in its entirety by reference to the Appraisal Provisions. A complete text of Section 262 of the DGCL is set forth as Annex II hereto. Failure to follow the steps required by the Appraisal Provisions for perfecting appraisal rights may result in the loss of such rights.

Going-Private Transactions

Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions. We and Genzyme do not believe that Rule 13e-3 will be applicable to the Merger because it is anticipated that the Merger will be consummated within one year after the completion of the Offer and in the Merger, stockholders will receive the same price per Share as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the fairness of the Merger and the consideration offered to minority stockholders in the Merger be filed with the SEC and disclosed to stockholders prior to the consummation of the Merger.

13.          Dividends and Distributions

The Merger Agreement provides that from the date of the Merger Agreement, until the earliest to occur of the termination of the Merger Agreement or the consummation of the Merger, without the prior written consent of Genzyme, Bioenvision may not declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its capital stock except in connection with the payment (which shall be in cash) of any dividends required to made under Bioenvision’s certificate of incorporation, as in effect on the date of the Merger Agreement.

14.          Certain Conditions of the Offer

The Merger Agreement provides that we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to our obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any validly tendered Shares if, there shall not have been validly tendered and not withdrawn prior to the Expiration Date (1) that number of Common Shares which, when added to any Common Shares owned by us and Genzyme, represents a majority of the issued and outstanding Common Shares (assuming, for purposes of such calculation, the exercise or conversion of all vested “in-the-money” options and “in-the-money” warrants to purchase Shares) and (2) 100% of the outstanding Preferred Shares (the “Minimum Tender Condition”). Furthermore, notwithstanding any other provisions of the Offer, we will not be required to accept for payment or pay for any validly tendered shares if, at the Expiration Date (i) any applicable waiting periods under the HSR Act have not expired or terminated prior to the termination of the Offer; (ii) any clearances, permits, authorizations, consents or approvals sought by us or Genzyme under any applicable pre-merger notification laws or regulations of foreign jurisdictions have not been obtained, or (iii) any of the following events shall occur and be continuing:

(a)          there shall be pending any suit, action or proceeding (i) seeking to prohibit or impose any material limitations on our or Genzyme’s ownership or operation (or that of any of our respective subsidiaries or affiliates) of all or any material portion of their or Bioenvision’s or Bioenvision’s subsidiaries’ businesses or assets, taken as a whole, or to compel us or Genzyme or our respective subsidiaries or affiliates to dispose of or hold separate any material portion of the business or assets of Bioenvision or Genzyme or their respective subsidiaries, (ii) seeking to prohibit or make illegal the making or consummation of the Offer or the Merger or the performance of any of the other transactions contemplated by the Merger Agreement, (iii) seeking to impose material limitations on our ability, or render us unable, to accept for payment, pay for or purchase some or all of the Shares pursuant to the Offer or the Merger, (iv) seeking to impose material limitations on the ability of us or Genzyme effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by us on all matters properly presented to Bioenvision’s stockholders, or (v) seeking to require divestiture by Genzyme or any of its subsidiaries or affiliates of any Shares;

(b)         there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable, pursuant to an authoritative interpretation by or on behalf of a government entity, to the Offer, the Merger or any other transaction contemplated thereby, or any other action shall be taken by any governmental entity, that would reasonably be expected to result, directly or indirectly, in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above;

(c)          any of the representations and warranties of Bioenvision contained in the Merger Agreement shall not be true and correct (i) as of the date of the Merger Agreement except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time) and (ii) as of the Acceptance Date without giving effect to any qualifications as to “materiality” or “Material Adverse Effect” except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time), except where the failure to be so true and correct, individually or in the aggregate, does not have or would not reasonably be expected to have a Company Material Adverse Effect;

(d)         since the date of the Merger Agreement, there shall have occurred any events or changes which have had, or which are reasonably likely to have or constitute, individually or in the aggregate, a Company Material Adverse Effect;

(e)          Bioenvision’s board of directors or any committee thereof shall have (i) withdrawn, or modified or changed in a manner adverse to us or Genzyme (including by amendment of the Schedule 14D-9), its recommendation of the Offer, the Merger Agreement, or the Merger or shall have failed to make such favorable recommendation, (ii) approved or recommended to its stockholders any Acquisition Proposal or entered into or publicly announced its intention to enter into any agreement or agreement in principle with respect to any Acquisition Proposal, (iii) resolved or publicly proposed to do any of the foregoing or (iv) taken a neutral position or made no recommendation with respect to an Acquisition Proposal (other than by Genzyme or Sub) after a reasonable amount of time (and in no event more than five (5) business days following receipt thereof) has elapsed for Bioenvision’s board of directors or any committee thereof to review and make a recommendation with respect thereto;

(f)            Bioenvision breaches or fails, in all material respects, to perform or to comply with any agreement, obligation or covenant to be performed or complied with by it under the Merger Agreement and such failure to perform or to comply shall not have been cured to the good faith satisfaction of Genzyme and which breach or failure shall not have been cured by Bioenvision;

(g)          we fail to receive a certificate executed by Bioenvision’s Chief Executive Officer or President on behalf of Bioenvision, dated as of the scheduled expiration of the Offer, to the effect that the conditions set forth in paragraphs (c), (d), (e) and (f) of this Section 14 have not occurred;

(h)         the Merger Agreement has been terminated in accordance with its terms; or

(i)            there has occurred and be continuing (i) a declaration by a governmental entity of a banking moratorium or any suspension of payments in respect of banks in the United States or (ii) an extraordinary limitation (whether or not mandatory) by any governmental entity on the extension of credit generally by banks or other financial institutions, in each case, which prevents the us or Genzyme from effecting payment for the Shares tendered in the Offer.

The foregoing conditions are for the sole benefit of us and Genzyme, may be asserted by us or Genzyme regardless of the circumstances giving rise to such condition, and may be waived by us or Genzyme in whole or in part at any time and from time to time and in our sole discretion, subject in each case to the terms of the Merger Agreement. The failure by us or Genzyme at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and, each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

15.          Certain Legal Matters

Except as described in this Section 15, based on a review of publicly available filings made by Bioenvision with the SEC and other publicly available information concerning Bioenvision and information supplied by Bioenvision, none of Genzyme, Wichita Bio or Bioenvision is aware of any license or regulatory permit that appears to be material to the business of Bioenvision and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of the Shares (and the indirect acquisition of the stock of Bioenvision’s subsidiaries) as contemplated herein or of any approval or other action by any governmental entity that would be required for the acquisition or ownership of the Shares by us as contemplated herein. Should any such approval or other action be required, we and Genzyme currently contemplate that such approval or other action will be sought, except as described below under “State Takeover Laws.” If certain types of adverse actions are taken with respect to the matters discussed below, we could, subject to the terms and conditions of the Merger Agreement, decline to accept for payment or pay for any Shares tendered. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase for a description of certain conditions to the Offer.

State Takeover Laws.   A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of U.S. federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

Bioenvision is incorporated under the laws of Delaware. Section 203 of the DGCL, in general, prohibits a Delaware corporation such as Bioenvision from engaging in a “Business Combination” (defined as a variety of transactions, including mergers) with an “Interested Stockholder” (defined generally as a person that is the beneficial owner of 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time that such person became an Interested Stockholder unless: (a) prior to the time such person became an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an Interested Stockholder; (b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the Interested Stockholder) to those shares owned by (i) directors who are also officers of the corporation and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject the plan will be tendered in a tender or exchange offer; or (c) at or subsequent to the time such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder. The foregoing description of Section 203 does not purport to be complete and is qualified in its entirety by reference to the provisions of Section 203.

Bioenvision’s board of directors has approved the Merger Agreement and the transactions contemplated by the Merger Agreement for purpose of Section 203 of the DGCL.

Based on information supplied by Bioenvision and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the board of directors of Bioenvision, we do not believe that any state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither we nor Genzyme has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 14 “Certain Conditions of the Offer” of this Offer to Purchase.

Antitrust

United States.   Genzyme and Bioenvision may each be required to file a Notification and Report Form with respect to the Offer under the HSR Act prior to completing the Offer. If a filing is required under the HSR Act, the acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15 day waiting period commenced by the filing of a Notification and Report Form by Genzyme with respect to the Offer. The waiting period may be extended if the parties receive a request for additional information or documentary material from the Antitrust Division of the Department of Justice or the Federal Trade Commission (the “FTC”). If, within the initial 15-day waiting period, either the Antitrust Division or the FTC requests additional information from Genzyme and Bioenvision concerning the Offer, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the parties with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Genzyme. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act, if a filing is required by the HSR Act, is a condition to our obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Merger will not require an additional filing under the HSR Act if we own 50% or more of the outstanding Common Shares at the time of the Merger or, if a filing under the HSR Act is required in connection with the Offer, the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expires or is terminated.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our proposed acquisition of Bioenvision. At any time before or after our acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of the Merger or seeking the divestiture of Shares acquired by us or the divestiture of substantial assets of Bioenvision or its subsidiaries or Genzyme or its subsidiaries. Private parties, including state Attorneys General, may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

Other Foreign Jurisdictions.   It may be necessary to make additional filings relating to the acquisition of the Shares pursuant to the Offer or the Merger with governmental entities in foreign jurisdictions, although we do not anticipate any such requirements. There can be no assurance that such governmental entities will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof.

16.          Fees and Expenses

Banc of America Securities LLC (“BOA”) is acting as financial advisor to Genzyme and as Dealer Manager in connection with the Offer and will receive customary fees for its services in connection with its engagement. In connection with its engagement, Genzyme has agreed to pay BOA a fee of $1.7 million upon the successful acquisition by Genzyme of more than 50% of the Shares and an additional fee of $500,000 upon Genzyme’s acquisition of 100% of the Shares. Genzyme has agreed to reimburse BOA for certain expenses, including the fees and expenses of its legal counsel and other advisors, and to indemnify BOA against certain liabilities in connection with its engagement, including certain liabilities under the U.S. federal securities laws. In the ordinary course of business, BOA and its affiliates may actively trade Common Shares for their own account and for the accounts of customers, and accordingly, may at any time hold a long or short position in the Common Shares.

We and Genzyme have retained Innisfree M&A Incorporated to act as the Information Agent and American Stock Transfer & Trust Company to serve as the Depositary in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for their services and be reimbursed for certain reasonable out-of-pocket expenses. Genzyme will indemnify the Depositary against certain liabilities and expenses in connection therewith, including certain liabilities and expenses under the U.S. federal securities laws.

Neither we nor Genzyme will pay any other fees or commissions to any broker or dealer or other person in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other members will be reimbursed by us upon request for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.          Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction or any administrative or judicial action pursuant thereto. Neither we nor Genzyme is aware of any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our discretion, take such action as we may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by Banc of

America Securities LLC, which is acting as the Dealer Manager for the Offer, or by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Neither we nor Genzyme has authorized any person to give any information or to make any representation on behalf of Genzyme or us not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We and Genzyme have filed with the SEC the Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, Bioenvision will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits, setting forth its recommendation with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable in the manner set forth in Sections 8 and 9 of this Offer to Purchase.

JUNE 4, 2007	WICHITA BIO CORPORATION

ANNEX I

Directors and Executive Officers of Genzyme and Wichita Bio Corporation

The names of the directors and executive officers of Genzyme and Wichita Bio and their present principal occupations or employment and material employment history during the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed for a period in excess of five years. Unless otherwise indicated, each individual’s principal business address is Genzyme Center, 500 Kendall Street, Cambridge, Massachusetts 02142, and his business telephone number is (617) 252-7500.

Genzyme Corporation

Directors

Henri A. Termeer, Chairman of the Board, director since 1983

Mr. Termeer has served as Genzyme’s President and a Director since October 1983, as Chief Executive Officer since December 1985 and as Chairman of the Board since May 1988. Mr. Termeer is a director of ABIOMED Inc. (22 Cherry Hill Dr, Danvers, MA 01923) and a trustee of Hambrecht & Quist Healthcare Investors and of Hambrecht & Quist Life Sciences Investors (30 Rowes Wharf, 4th Floor, Boston, MA 02110).

Douglas A. Berthiaume, director since 1988

Mr. Berthiaume has been Chairman, President and Chief Executive Officer of Waters Corporation (34 Maple St., Milford, MA 01757), a high technology manufacturer of high performance liquid chromatography instrumentation and consumables, and thermal analysis and mass spectrometry products used for analysis and purification, since 1994.

Gail Koziara Boudreaux, director since 2004

Ms. Boudreaux has served since December 2005 as Executive Vice President of Health Care Service Corporation (“HCSC”) (300 East Randolph Street, Chicago, Illinois 60601) responsible for the Illinois, Texas, New Mexico and Oklahoma Blue Cross and Blue Shield Plans and including HCSC subsidiaries Fort Dearborn Life, Colorado Bankers Life and Dental Network of America. From September 2002 to December 2005 Ms. Boudreau was President of Blue Cross and Blue Shield of Illinois (300 East Randolph Street, Chicago, Illinois 60601), a division of HCSC and the oldest and largest health insurance company in Illinois. From June 1982 to August 2002, Ms. Boudreaux held various positions of increasing responsibility at Aetna, Inc. (151 Farmington Avenue, Hartford, CT 06156), a provider of health, dental, group, life, disability and long-term care benefits, including Senior Vice President and Head of Aetna Group Insurance, Vice President of Customer Service, and Regional Manager, Capitol Region. Ms. Boudreaux is a director of Dental Network of America (Two TransAm Plaza Drive, Suite 500, Oakbrook Terrace, IL 60181) and HCSC Insurance Services (300 East Randolph Street, Chicago, Illinois 60601), both of which are subsidiaries of Health Care Service Corporation.

Robert J. Carpenter, director since 1994

Mr. Carpenter, has been Executive Chairman of the Board of Peptimmune, Inc. (64 Sidney St., Cambridge, MA 02139), a privately-held company which develops immunotherapies for treating auto-immune and allergy diseases, since November 2004. He served as President of Peptimmune, Inc. from 2002 to 2004. He is also President of Boston Medical Investors, Inc. (23 Marlborough Street, Boston MA 02116), a privately-held company he formed in 1994 that invests in early stage health care companies.

Charles L. Cooney, director since 1983

Dr. Cooney, is a Professor of Chemical and Biochemical Engineering, Faculty Director, Deshpande Center for Technological Innovation and Co-Director of the Program on the Pharmaceutical Industry at Massachusetts Institute of Technology (Room 56-469B, 77 Massachusetts Ave., Cambridge, MA 02139). Dr. Cooney joined the MIT faculty as an Assistant Professor in 1970 and became a Professor in 1982. Dr. Cooney is a director of CUNO, Inc. (400 Research Parkway, Meriden, CT 06450), a high technology manufacturer of filtration products for separation, clarification and purification of liquids and gases. He is also a principal of BioInformation Associates, Inc. (285 Commonwealth Ave, Boston, MA 02115), a consulting company.

Victor J. Dzau, M.D., director since 2000

Dr. Dzau is the Chancellor for Health Affairs and President and Chief Executive Officer, Health System at Duke University Medical Center and Health System (106 Davidson Building, Durham, NC 27710), positions he has held since July 2004. From July 1996 until September 2004, he was the Hersey Professor of the Theory and Practice of Medicine at the Harvard Medical School (25 Shattuck Street, Boston, MA 02115) and Chairman of the Department of Medicine, Physician in Chief and Director of Research at Brigham and Women’s Hospital (75 Francis Street, Boston, MA 02115). Dr. Dzau sits on the board of directors of Pepsico, Inc. (700 Anderson Hill Road, Purchase, New York 10577) and the Duke University Health System.

Senator Connie Mack III, director since 2001

Senator Mack has served since February 2005 as senior policy advisor and co-chairman of the government relations practice group at King & Spalding LLP, a Washington D.C. law firm (1700 Pennsylvania Avenue, NW, Suite 200, Washington, DC 20006). Senator Mack served as a United States Senator from the state of Florida from January 1989 until January 2001. After leaving the Senate, from February 2001 until February 2005 he served as senior policy advisor in the government relations practice at Shaw Pittman, a Washington, D.C. law firm (2300 N Street, NW, Washington, DC 20037). He is Chairman of the parent board of the H. Lee Moffitt Cancer Center and Research Institute (12902 Magnolia Drive Tampa, FL 33612). Senator Mack is also a director of Mutual of America Life Insurance Co. (320 Park Avenue, New York, NY 10022), Darden Restaurants (5900 Lake Ellenor Drive, Orlando, FL, 32809), EXACT Sciences Corporation (100 Campus Drive, Marlborough, MA 01752) and Moody’s Corp. (99 Church Street, New York, NY 10007).

Richard F. Syron, director since 2006

Mr. Syron, has been Chairman and Chief Executive Officer of Federal Home Loan Mortgage Corporation (a.k.a. Freddie Mac) (8200 Jones Branch Dr., McLean, VA 22102), the second largest source of mortgage financing in the United States, since December 2003. From June 1999 to January 2000, Mr. Syron served as president and chief executive officer of Thermo Electron Corporation (81 Wyman St., Waltham, MA 02451), which designs and develops technology-based instruments, and from January 2000 until December 2003 also served as chairman of the Thermo Electron board. Mr. Syron is currently a member of the board of the Freddie Mac Foundation (8200 Jones Branch Dr., McLean, VA 22102), is a trustee of Boston College (140 Commonwealth Avenue, Chestnut Hill, MA 02467), and is a trustee of the Woods Hole Oceanographic Institute (Woods Hole Oceanographic Institution, Woods Hole, MA 02543).

Executive Officers

Henri A. Termeer, Chairman of the Board of Directors; President and Chief Executive Officer

See above.

Earl M. Collier, Jr., Executive Vice President, Cardiovascular and Oncology

Mr. Collier has served as Executive Vice President since July 1997. Since August 2003, he has had responsibility for Genzyme’s Oncology and Cardiovascular businesses and since January 2007, he has had responsibility for Genzyme’s Genetics business. He joined Genzyme in January 1997 as Senior Vice President, Health Systems, and served as Executive Vice President, Surgical Products and Health Systems from July 1997 until June 1999. He served as President of Genzyme’s former Surgical Products division from June 1999 until December 2000. Mr. Collier was also responsible for Genzyme’s former Tissue Repair division from December 1999 to December 2000. From December 2000 until August 2003 Mr. Collier served as President of Genzyme’s Biosurgery business unit. Also, Mr. Collier is a director of Pervasis Therapeautics, Inc. (One Kendall Square, Building 600, 2nd Floor, Cambridge, MA 02139), which develops cell-based therapies that induce repair and regeneration in a wide array of tissues, and of Newton-Wellesley Hospital (2014 Washington St., Newton, MA 02462). He also serves on the board of deCode genetics (584 Broadway, Suite 608, New York, NY 10012), a biotechnology company that applies gene discovery to the development of drugs and diagnostics for common diseases.

Zoltan A. Csimma, Chief Human Resources Officer; Senior Vice President

Mr. Csimma has held the title Senior Vice President and Chief Human Resources Officer since March 1, 2006. He joined Genzyme in July 2000 as Senior Vice President, Human Resources.

Georges Gemayel, Ph.D., Executive Vice President, Therapeutics

Dr. Gemayel joined Genzyme in August 2003 as Executive Vice President with responsibility for Genzyme’s Renal, Therapeutics and Transplant business units. For sixteen years prior to joining Genzyme, Dr. Gemayel worked for Hoffmann-LaRoche (340 Kingsland Street, Nutley, NJ 07110), a leading healthcare company, where he served most recently from July 2000 until August 2003 as Vice President of the United States Specialty Care unit, and from January 1998 until July 2000 as General Manager of Hoffmann-LaRoche Portugal.

Richard A. Moscicki, M.D., Chief Medical Officer; Senior Vice President, Clinical, Medical and Regulatory Affairs

Dr. Moscicki joined Genzyme in March 1992 as Medical Director, became Vice President, Medical Affairs in early 1993 and was named Vice President, Clinical, Medical and Regulatory Affairs in December 1993. In September 1996 he became Senior Vice President, Clinical, Medical and Regulatory Affairs and Chief Medical Officer. Since 1979, he has also been a physician staff member at the Massachusetts General Hospital (55 Fruit Street, Boston, MA 02114) and a faculty member at the Harvard Medical School (25 Shattuck Street, Boston, MA 02115).

Alan E. Smith, Ph.D., Chief Scientific Officer; Senior Vice President, Research

Dr. Alan Smith joined Genzyme in August 1989 as Senior Vice President, Research and became Chief Scientific Officer in September 1996.

Sandford D. Smith, Executive Vice President; President, International Group

Mr. Sandford Smith has served as Executive Vice President since June 2006, Senior Vice President since January 2003 and has served as President of Genzyme’s International business since January 2000. From January 1998 until January 2000 he served as President of Genzyme’s Therapeutics business unit. Mr. Smith joined Genzyme in April 1996 and until January 1998 was Vice President and General Manager of Genzyme’s International business and President of Genzyme’s Specialty Therapeutics business. Mr. Smith is also a director and vice chairman for ARIAD (26 Landsdowne St., Cambridge, MA 02139), a fully integrated oncology company.

Peter Wirth, Chief Legal Officer; Executive Vice President, Legal and Corporate Development; Secretary

Mr. Wirth joined Genzyme in January 1996 and has served as Executive Vice President and Chief Legal Officer since September 1996 with responsibility for our corporate development and legal activities. From 2001 through October 2005, Mr. Wirth had responsibility for Genzyme’s drug discovery and development business. In addition, from September 1996 until June 2003, Mr. Wirth was responsible for Genzyme’s Oncology business.

Michael S. Wyzga, Chief Financial and Accounting Officer; Executive Vice President, Finance

Mr. Wyzga has served as Genzyme’s Executive Vice President, Finance since May 2003, as Chief Accounting Officer since January 1999 and as Chief Financial Officer since July 1999. He joined Genzyme’s in February 1998 as Vice President and Corporate Controller and served as Senior Vice President, Corporate Controller from January 1999 until July 1999. He served as Senior Vice President, Finance from July 1999 until May 2003. Mr. Wyzga is also director of Altus Pharmaceuticals Inc. (125 Sidney St. Cambridge, MA 02139), a developer of protein therapeutics.

Wichita Bio Corporation

Directors

Henri A. Termeer, director since 2007

See above, under “Genzyme Corporation.”

Peter Wirth, director since 2007

See above, under “Genzyme Corporation.”

Executive Officers

Henri A. Termeer
Chief Executive Officer

See above, under “Genzyme Corporation.”

Earl M. Collier, Jr.
President

See above, under “Genzyme Corporation.”

Michael S. Wyzga
Treasurer and Vice President

See above, under “Genzyme Corporation.”

Peter Wirth
Secretary and Vice President

See above, under “Genzyme Corporation.”

ANNEX II

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW
RIGHTS OF APPRAISAL

(a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1)   Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2)   Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.      Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.      Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c.      Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d.      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)   Appraisal rights shall be perfected as follows:

(1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)   If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of Bioenvision or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below.

The Depositary for the Offer is:

If delivering by mail:	If delivering by hand or courier:
American Stock Transfer & Trust Company	American Stock Transfer & Trust Company
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
New York, New York 10272-2042	Brooklyn, New York 11219

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and locations listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and location below.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor
New York, NY 10022

Stockholders Call Toll-Free:
(888) 750-5834 (from the U.S. & Canada)
(412) 232-3651 (from outside the U.S. & Canada)

Banks and Brokers Call Collect:
(212) 750-5833

The Dealer Manager for the Offer is:

Banc of America Securities LLC

9 West 57th Street
New York, New York 10019
(212) 583-8426 (Call Collect)
(888) 583-8900 ext. 8426 (Call Toll Free)